UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of February, 2004

                            GRUPO TELEVISA, S.A.
                -------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
----------------------------------------------------------------------------
                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

           Form 20-F    X                         Form 40-F
                     ------                                 ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                     No     X
                ------                                   ------


     (If "Yes" is marked indicate below the file number assigned to
the registrant in connection with Rule 12g-3-2(b): 82         .)


                                                 MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                               QUARTER:       4              YEAR:   2003
GRUPO TELEVISA, S.A.
                                            CONSOLIDATED FINANCIAL STATEMENT
                                             AT DECEMBER 31 OF 2003 AND 2002
                                                  (Thousands of Pesos)
                                                                                                       FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------
  REF                                                     QUARTER OF PRESENT            QUARTER OF PREVIOUS
        CONCEPTS                                            FINANCIAL YEAR                FINANCIAL YEAR
                                                        -------------------------------------------------------------
   S                                                              AMOUNT           %            AMOUNT            %
---------------------------------------------------------------------------------------------------------------------
   1    TOTAL ASSETS                                            64,726,000        100         58,719,139         100

   2    CURRENT ASSETS                                          28,758,127         44         24,514,801          42
   3    ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                 12,263,528         19          9,136,216          16
   4    OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE                 10,694,749         17          9,943,934          17
   5    OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)                1,243,961          2            902,361           2
   6    INVENTORIES                                              4,048,548          6          4,085,014           7
   7    OTHER CURRENT ASSETS                                       507,341          1            447,276           1
   8    LONG-TERM                                                6,288,540         10          3,159,645           5
   9    ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                          0          0              5,942           0
  10    INVESTMENT IN SHARES OF SUBSIDIARIES
        AND NON-CONSOLIDATED                                     6,062,694          9          2,989,835           5
  11    OTHER INVESTMENTS                                          225,846          0            163,868           0
  12    PROPERTY, PLANT AND EQUIPMENT                           15,600,698         24         15,953,345          27
  13    PROPERTY                                                12,329,877         19         12,142,982          21
  14    MACHINERY AND INDUSTRIAL                                11,399,328         18         10,124,891          17
  15    OTHER EQUIPMENT                                          2,563,698          4          2,346,191           4
  16    ACCUMULATED DEPRECIATION                                11,306,059         17          9,666,143          16
  17    CONSTRUCTION IN PROGRESS                                   613,854          1          1,005,424           2
  18    DEFERRED ASSETS (NET)                                    9,200,158         14          9,694,681          17
  19    OTHER ASSETS                                             4,878,477          8          5,396,667           9

  20    TOTAL LIABILITIES                                       37,219,018        100         36,546,683         100

  21    CURRENT LIABILITIES                                      5,367,483         14          5,758,513          16
  22    SUPPLIERS                                                2,348,579          6          2,317,961           6
  23    BANK LOANS                                                 285,193          1            532,783           1
  24    STOCK MARKET LOANS                                               0          0            749,062           2
  25    TAXES TO BE PAID                                         1,287,040          3            921,634           3
  26    OTHER CURRENT LIABILITIES                                1,446,671          4          1,237,073           3
  27    LONG-TERM LIABILITIES                                   15,412,727         41         14,666,577          40
  28    BANK LOANS                                               2,023,945          5          1,471,149           4
  29    STOCK MARKET LOANS                                      12,680,277         34         12,404,738          34
  30    OTHER LOANS                                                708,505          2            790,690           2
  31    DEFERRED LOANS                                          15,144,804         41         14,337,273          39
  32    OTHER LIABILITIES                                        1,294,004          3          1,784,320           5

  33    CONSOLIDATED STOCK HOLDERS' EQUITY                      27,506,982        100         22,172,456         100

  34    MINORITY INTEREST                                        1,078,644          4          1,184,891           5
  35    MAJORITY INTEREST                                       26,428,338         96         20,987,565          95
  36    CONTRIBUTED CAPITAL                                     11,463,137         42          7,886,788          36
  37    PAID-IN CAPITAL STOCK (NOMINAL)                          1,495,885          5          1,512,083           7
  38    RESTATEMENT OF PAID-IN CAPITAL STOCK                     6,091,834         22          6,149,640          28
  39    PREMIUM ON SALES OF SHARES                               3,875,418         14            225,065           1
  40    CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                       0          0                  0           0
  41    CAPITAL INCREASE (DECREASE)                             14,965,201         54         13,100,777          59
  42    RETAINED EARNINGS AND CAPITAL RESERVE                   11,957,660         43         12,566,598          57
  43    REPURCHASE FUNDS OF SHARES                               5,284,975         19          5,736,233          26
  44    EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
        HOLDERS' EQUITY                                         (5,874,037)       (21)        (5,969,230)        (27)
  45    NET INCOME FOR THE YEAR                                  3,596,603         13            767,176           3

---------------------------------------------------------------------------------------------------------------------




                                                 MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                             QUARTER:       4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                            CONSOLIDATED FINANCIAL STATEMENT
                                               BREAKDOWN OF MAIN CONCEPTS
                                                  (Thousands of Pesos)
                                                                                                       FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------
   REF                                                        QUARTER OF PRESENT            QUARTER OF PREVIOUS
          CONCEPTS                                               FINANCIAL YEAR                 FINANCIAL YEAR
                                                         ------------------------------------------------------------
    S                                                           AMOUNT             %            AMOUNT           %
---------------------------------------------------------------------------------------------------------------------
    3     CASH AND SHORT-TERM INVESTMENTS                       12,263,528         100          9,136,216        100
   46     CASH                                                     371,754           3          1,677,324         18
   47     SHORT-TERM INVESTMENTS                                11,891,774          97          7,458,892         82

   18     DEFERRED ASSETS (NET)                                  9,200,158         100          9,694,681        100
   48     AMORTIZED OR REDEEMED EXPENSES                         1,632,171          18          1,833,345         19
   49     GOODWILL                                               7,567,987          82          7,861,336         81
   50     DEFERRED TAXES                                                 0           0                  0          0
   51     OTHERS                                                         0           0                  0          0

   21     CURRENT LIABILITIES                                    5,367,483         100          5,758,513        100
   52     FOREIGN CURRENCY LIABILITIES                           2,100,151          39          3,926,215         68
   53     MEXICAN PESOS LIABILITIES                              3,267,332          61          1,832,298         32

   24     STOCK MARKET LOANS                                             0         100            749,062        100
   54     COMMERCIAL PAPER                                               0           0            749,062        100
   55     CURRENT MATURITIES OF MEDIUM TERM NOTES                        0           0                  0          0
   56     CURRENT MATURITIES OF BONDS                                    0           0                  0          0

   26     OTHER CURRENT LIABILITIES                              1,446,671         100          1,237,073        100
   57     OTHER CURRENT LIABILITIES WITH COST                            0           0              7,339          1
   58     OTHER CURRENT LIABILITIES WITHOUT COST                 1,446,671         100          1,229,734         99

   27     LONG-TERM LIABILITIES                                 15,412,727         100         14,666,577        100
   59     FOREIGN CURRENCY LIABILITIES                          10,878,226          71         10,577,993         72
   60     MEXICAN PESOS LIABILITIES                              4,534,501          29          4,088,584         28

   29     STOCK MARKET LOANS                                    12,680,277         100         12,404,738        100
   61     BONDS                                                 12,680,277         100         12,404,738        100
   62     MEDIUM TERM NOTES                                              0           0                  0          0

   30     OTHER LOANS                                              708,505         100            790,690        100
   63     OTHER LOANS WITH COST                                          0           0                  0          0
   64     OTHER LOANS WITHOUT COST                                 708,505         100            790,690        100

   31     DEFERRED LOANS                                        15,144,804         100         14,337,273        100
   65     NEGATIVE GOODWILL                                              0           0                  0          0
   66     DEFERRED TAXES                                         1,140,561           8          2,116,816         15
   67     OTHERS                                                14,004,243          92         12,220,457         85

   32     OTHER LIABILITIES                                      1,294,004         100          1,784,320        100
   68     RESERVES                                                       0           0             73,655          4
   69     OTHERS LIABILITIES                                     1,294,004         100          1,710,665         96

   44     EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK            (5,874,037)        100         (5,969,230)       100
          HOLDERS' EQUITY
   70     ACCUMULATED INCOME DUE TO MONETARY POSITION              (29,984)         (1)           (29,984)        (1)
   71     INCOME FROM NON-MONETARY POSITION ASSETS              (5,844,053)        (99)        (5,939,246)       (99)

---------------------------------------------------------------------------------------------------------------------



                                                 MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE: TLEVISA                                             QUARTER:       4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                            CONSOLIDATED FINANCIAL STATEMENT
                                                     OTHER CONCEPTS
                                                  (Thousands of Pesos)
                                                                                                      FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------
   REF                                                       QUARTER OF PRESENT            QUARTER OF PREVIOUS
          CONCEPTS                                              FINANCIAL YEAR                 FINANCIAL YEAR
                                                        ------------------------------------------------------------
    S                                                              AMOUNT                         AMOUNT
--------------------------------------------------------------------------------------------------------------------

   72     WORKING CAPITAL                                      23,390,644                     18,756,288
   73     PENSIONS FUND AND SENIORITY PREMIUMS                    865,641                        749,808
   74     EXECUTIVES (*)                                               36                             36
   75     EMPLOYERS (*)                                            12,248                         12,514
   76     WORKERS (*)                                                                                  0
   77     CIRCULATION SHARES (*)                            8,753,603,425                  8,848,394,374
   78     REPURCHASED SHARES (*)                              714,944,534                    284,648,743

--------------------------------------------------------------------------------------------------------------------
    (*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.


                                                 MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                               QUARTER:       4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                            CONSOLIDATED STATEMENTS OF INCOME
                                      FROM JANUARY 1 TO DECEMBER 31, 2003 AND 2002
                                                  (Thousands of Pesos)
                                                                                                        FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------
   REF                                                               QUARTER OF PRESENT          QUARTER OF PREVIOUS
                                    CONCEPTS                            FINANCIAL YEAR              FINANCIAL YEAR
                                                          ------------------------------------------------------------
    R                                                               Amount            %            Amount           %
----------------------------------------------------------------------------------------------------------------------

    1     NET SALES                                              23,563,213         100         22,416,573        100
    2     COST OF SALES                                          14,056,090          60         13,939,815         62
    3     GROSS INCOME                                            9,507,123          40          8,476,758         38
    4     OPERATING                                               3,461,186          15          3,641,508         16
    5     OPERATING INCOME                                        6,045,937          26          4,835,250         22
    6     TOTAL FINANCING COST                                      614,527           3            637,347          3
    7     INCOME AFTER FINANCING COST                             5,431,410          23          4,197,903         19
    8     OTHER FINANCIAL OPERATIONS                              1,200,505           5          3,094,278         14
    9     INCOME BEFORE TAXES AND WORKERS' PROFIT
          SHARING                                                 4,230,905          18          1,103,625          5
   10     RESERVE FOR TAXES AND WORKERS' PROFIT
          SHARING                                                   705,588           3            311,250          1
   11     NET INCOME AFTER TAXES AND WORKERS' PROFIT
          SHARING                                                 3,525,317          15            792,375          4
   12     SHARE IN NET INCOME OF SUBSIDIARIES AND
          NON-CONSOLIDATED ASSOCIATES                                14,393           0         (1,201,779)        (5)
   13     CONSOLIDATED NET INCOME OF CONTINUOUS
          OPERATIONS                                              3,539,710          15           (409,404)        (2)
   14     INCOME OF DISCONTINUOUS OPERATIONS                         64,157           0         (1,105,010)        (5)
   15     CONSOLIDATED NET INCOME BEFORE
          EXTRAORDINARY ITEMS                                     3,475,553          15            695,606          3
   16     EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                                   0                             0
   17     NET EFFECT AT THE BEGINNING OF THE YEAR BY
          CHANGES IN ACCOUNTING PRINCIPLES                                            0                             0
   18     NET CONSOLIDATED INCOME                                 3,475,553          15            695,606          3
   19     NET INCOME OF MINORITY INTEREST                          (121,050)         (1)           (71,570)         0
   20     NET INCOME OF MAJORITY INTEREST                         3,596,603          15            767,176          3

----------------------------------------------------------------------------------------------------------------------



                                                 MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                               QUARTER:       4             YEAR:   2003
GRUPO TELEVISA, S.A.
                                            CONSOLIDATED STATEMENTS OF INCOME
                                               BREAKDOWN OF MAIN CONCEPTS
                                                  (Thousands of Pesos)
                                                                                                      FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------
   REF                                                         QUARTER OF PRESENT          QUARTER OF PREVIOUS
          CONCEPTS                                               FINANCIAL YEAR               FINANCIAL YEAR
                                                           ---------------------------------------------------------
    R                                                              AMOUNT           %           AMOUNT           %
--------------------------------------------------------------------------------------------------------------------

    1     NET SALES                                              23,563,213        100        22,416,573        100
   21     DOMESTIC                                               19,461,254         83        18,948,923         85
   22     FOREIGN                                                 4,101,959         17         3,467,650         15
   23     TRANSLATED INTO DOLLARS (***)                             365,431          2           352,391          2

    6     TOTAL FINANCING COST                                      614,527        100           637,347        100
   24     INTEREST PAID                                           1,236,439        201         1,228,487        193
   25     EXCHANGE LOSSES                                                 -          0                 -          0
   26     INTEREST EARNED                                           649,892        106           613,074         96
   27     EXCHANGE PROFITS                                          193,355         31           219,213         34
   28     GAIN DUE TO MONETARY POSITION                              82,004         13            43,957          7
   42     LOSS ON RESTATEMENT OF UDI'S                              139,331         23           197,190         31
   43     GAIN ON RESTATEMENT OF UDI'S                                    0          0                 0          0

    8     OTHER FINANCIAL OPERATIONS                              1,200,505        100         3,094,278        100
   29     OTHER NET EXPENSES (INCOME) NET                         1,200,505        100         3,094,278        100
   30     (PROFIT) LOSS ON SALE OF OWN SHARES                                        0                            0
   31     (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                            0                            0

   10     RESERVE FOR TAXES AND WORKERS' PROFIT SHARING             705,588        100           311,250        100
   32     INCOME TAX                                              1,046,027        148           934,340        300
   33     DEFERRED INCOME TAX                                      (345,963)       (49)         (627,349)      (202)
   34     WORKERS' PROFIT SHARING                                     5,524          1             4,259          1
   35     DEFERRED WORKERS' PROFIT SHARING                                           0                            0

--------------------------------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS



                                                 MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                       QUARTER:       4                    YEAR:   2003
GRUPO TELEVISA, S.A.
                                            CONSOLIDATED STATEMENTS OF INCOME
                                                     OTHER CONCEPTS
                                                  (Thousands of Pesos)
                                                                                                     FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------
   REF                                                               QUARTER OF PRESENT      QUARTER OF PREVIOUS
          CONCEPTS                                                     FINANCIAL YEAR          FINANCIAL YEAR
                                                                   -------------------------------------------------
    R                                                                          AMOUNT                  AMOUNT
--------------------------------------------------------------------------------------------------------------------

   36     TOTAL SALES                                                          25,462,928                24,346,481
   37     NET INCOME OF THE YEAR                                               (1,675,746)                  307,215
   38     NET SALES (**)                                                       23,563,213                22,416,573
   39     OPERATION INCOME (**)                                                 6,045,937                 4,835,250
   40     NET INCOME OF MAJORITY INTEREST (**)                                  3,596,603                   767,176
   41     NET CONSOLIDATED INCOME (**)                                          3,475,553                   695,606

--------------------------------------------------------------------------------------------------------------------
  (**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED


                                                 MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                            QUARTER:       4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                       QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                      FROM OCTOBER 1 TO DECEMBER 31, 2003 AND 2002
                                                  (Thousands of Pesos)
                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
   REF                                                                      QUARTER OF PRESENT            QUARTER OF PREVIOUS
          CONCEPTS                                                             FINANCIAL YEAR                 FINANCIAL YEAR
                                                                       ------------------------------------------------------------
    R                                                                       AMOUNT            %            AMOUNT           %
-----------------------------------------------------------------------------------------------------------------------------------

    1     NET SALES                                                            7,024,944         100          6,616,064        100
    2     COST OF SALES                                                        4,125,153          59          3,953,265         60
    3     GROSS INCOME                                                         2,899,791          41          2,662,799         40
    4     OPERATING                                                              933,005          13          1,013,149         15
    5     OPERATING INCOME                                                     1,966,786          28          1,649,650         25
    6     TOTAL FINANCING COST                                                   214,589           3            125,496          2
    7     INCOME AFTER FINANCING COST                                          1,752,197          25          1,524,154         23
    8     OTHER FINANCIAL OPERATIONS                                             840,857          12          1,770,593         27
    9     INCOME BEFORE TAXES AND WORKERS' PROFIT
          SHARING                                                                911,340          13           (246,439)        (4)
   10     RESERVE FOR TAXES AND WORKERS' PROFIT
          SHARING                                                                (56,727)         (1)           128,101          2
   11     NET INCOME AFTER TAXES AND WORKERS' PROFIT
          SHARING                                                                968,067          14           (374,540)        (6)
   12     SHARE IN NET INCOME OF SUBSIDIARIES AND
          NON-CONSOLIDATED ASSOCIATES                                            323,061           5           (665,455)       (10)
   13     CONSOLIDATED NET INCOME OF CONTINUOUS
          OPERATIONS                                                           1,291,128          18         (1,039,995)       (16)
   14     INCOME OF DISCONTINUOUS OPERATIONS                                      64,157           1             39,026          1
   15     CONSOLIDATED NET INCOME BEFORE
          EXTRAORDINARY ITEMS                                                  1,226,971          17         (1,079,021)       (16)
   16     EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                                                0                             0
   17     NET EFFECT AT THE BEGINNING OF THE YEAR BY
          CHANGES IN ACCOUNTING PRINCIPLES                                                         0                             0
   18     NET CONSOLIDATED INCOME                                              1,226,971          17         (1,079,021)       (16)
   19     NET INCOME OF MINORITY INTEREST                                       (116,368)         (2)          (103,895)        (2)
   20     NET INCOME OF MAJORITY INTEREST                                      1,343,339          19           (975,126)       (15)

-----------------------------------------------------------------------------------------------------------------------------------



                                                 MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                 QUARTER:       4             YEAR:   2003
GRUPO TELEVISA, S.A.
                                       QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                               BREAKDOWN OF MAIN CONCEPTS
                                                  (Thousands of Pesos)
                                                                                                        FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------
   REF                                                           QUARTER OF PRESENT          QUARTER OF PREVIOUS
          CONCEPTS                                                 FINANCIAL YEAR               FINANCIAL YEAR
                                                            ----------------------------------------------------------
    R                                                                 AMOUNT           %           AMOUNT           %
----------------------------------------------------------------------------------------------------------------------

    1     NET SALES                                                 7,024,944        100         6,616,064        100
   21     DOMESTIC                                                  5,902,353         84         5,640,596         85
   22     FOREIGN                                                   1,122,591         16           975,468         15
   23     TRANSLATED INTO DOLLARS (***)                                99,129          1           121,950          2

    6     TOTAL FINANCING COST                                        214,589        100           125,496        100
   24     INTEREST PAID                                               320,269        149           316,646        252
   25     EXCHANGE LOSSES                                                              0                            0
   26     INTEREST EARNED                                             127,145         59           133,909        107
   27     EXCHANGE PROFITS                                             85,014         40            49,189         39
   28     GAIN DUE TO MONETARY POSITION                                45,297         21           (75,088)       (60)
   42     LOSS ON RESTATEMENT OF UDI'S                                 61,182         29            67,036         53
   43     GAIN ON RESTATEMENT OF UDI'S                                                 0                            0

    8     OTHER FINANCIAL OPERATIONS                                  840,857        100         1,770,593        100
   29     OTHER NET EXPENSES (INCOME) NET                             840,857        100         1,770,593        100
   30     (PROFIT) LOSS ON SALE OF OWN SHARES                               0          0                 0          0
   31     (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                   0          0                 0          0

   10     RESERVE FOR TAXES AND WORKERS' PROFIT SHARING               (56,727)       100           128,101        100
   32     INCOME TAX                                                  287,860        507           286,759        224
   33     DEFERRED INCOME TAX                                        (345,855)      (610)         (141,126)      (110)
   34     WORKERS' PROFIT SHARING                                       1,268          2           (17,532)       (14)
   35     DEFERRED WORKERS' PROFIT SHARING                                  0          0                 0          0

----------------------------------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS


                                                 MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                        QUARTER:       4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                      FROM JANUARY 1 TO DECEMBER 31, 2003 AND 2002
                                                  (Thousands of Pesos)
                                                                                                                 FINAL PRINTING
-------------------------------------------------------------------------------------------------------------------------------
   REF                                                                  QUARTER OF PRESENT            QUARTER OF PREVIOUS
          CONCEPTS                                                       FINANCIAL YEAR                 FINANCIAL YEAR
                                                                  -------------------------------------------------------------
    C                                                                         AMOUNT                         AMOUNT
-------------------------------------------------------------------------------------------------------------------------------

    1     CONSOLIDATED NET INCOME                                          3,475,553                        695,606
    2      + (-) ITEMS ADDED TO INCOME WHICH DO NOT
           REQUIRE USING CASH                                              1,906,889                      2,996,111
    3     CASH FLOW FROM NET INCOME OF THE YEAR                            5,382,442                      3,691,717
    4     CASH FLOW FROM CHANGE IN WORKING CAPITAL                         1,032,534                      1,640,516
    5     CASH GENERATED (USED) IN OPERATING ACTIVITIES                    6,414,976                      5,332,233
    6     CASH FLOW FROM EXTERNAL FINANCING                                 (327,983)                       638,091
    7     CASH FLOW FROM INTERNAL FINANCING                               (1,129,172)                       (38,145)
    8     CASH FLOW GENERATED (USED) BY FINANCING                         (1,457,155)                       599,946
    9     CASH FLOW GENERATED (USED) IN INVESTMENT
          ACTIVITIES                                                      (1,830,509)                    (2,978,172)
   10     NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
          INVESTMENTS                                                      3,127,312                      2,954,007
   11     CASH AND SHORT-TERM INVESTMENTS AT THE
          BEGINNING OF PERIOD                                              9,136,216                      6,182,209
   12     CASH AND SHORT-TERM INVESTMENTS AT THE END
          OF PERIOD                                                       12,263,528                      9,136,216

-------------------------------------------------------------------------------------------------------------------------------



                                                 MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                        QUARTER:       4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                               BREAKDOWN OF MAIN CONCEPTS
                                                  (Thousands of Pesos)
                                                                                                                 FINAL PRINTING
-------------------------------------------------------------------------------------------------------------------------------
   REF                                                                  QUARTER OF PRESENT            QUARTER OF PREVIOUS
          CONCEPTS                                                       FINANCIAL YEAR                 FINANCIAL YEAR
                                                                  -------------------------------------------------------------
    C                                                                         AMOUNT                         AMOUNT
-------------------------------------------------------------------------------------------------------------------------------

    2      + (-) ITEMS ADDED TO INCOME WHICH DO NOT
          REQUIRE USING CASH                                               1,906,889                      2,996,111
   13     DEPRECIATION AND AMORTIZATION FOR THE YEAR                       1,525,240                      1,507,334
   14      + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
          AND SENIORITY PREMIUMS
   15      + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE
   16      + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
          ACTUALIZATION
   17      + (-) OTHER ITEMS                                                 375,955                        283,618
   40      + (-) OTHER NON - EBITDA ITEMS                                      5,694                      1,205,159

    4     CASH FLOW FROM CHANGE IN WORKING CAPITAL                         1,032,534                      1,640,516
   18      + (-) DECREASE (INCREASE) IN ACCOUNTING RECEIVABLE             (1,126,770)                      (590,221)
   19      + (-) DECREASE (INCREASE) IN INVENTORIES                          516,544                        (98,195)
   20      + (-) DECREASE (INCREASE) IN OTHER ACCOUNT                              -
          RECEIVABLE                                                         (61,550)                       553,427
   21      + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT                      30,618                        151,536
   22      + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                  1,673,692                      1,623,969

    6     CASH FLOW FROM EXTERNAL FINANCING                                 (327,983)                       638,091
   23      + SHORT-TERM BANK AND STOCK MARKET FINANCING                            -                        947,050
   24      + LONG-TERM BANK AND STOCK MARKET FINANCING                     1,359,007                      3,475,272
   25      + DIVIDEND RECEIVED                                                     -                              -
   26      + OTHER FINANCING                                                       -                              -
   27      (-) BANK FINANCING AMORTIZATION                                  (227,214)                    (2,922,444)
   28      (-) STOCK MARKET AMORTIZATION                                    (720,415)                             -
   29      (-) OTHER FINANCING AMORTIZATION                                 (739,361)                      (861,787)

    7     CASH FLOW FROM INTERNAL FINANCING                               (1,129,172)                       (38,145)
   30      + (-) INCREASE (DECREASE) IN CAPITAL STOCKS                      (557,301)                       (38,145)
   31      (-) DIVIDENDS PAID                                               (571,871)                             -
   32      + PREMIUM ON SALE OF SHARES                                             -                              -
   33      + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                             -                              -

    9     CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
          ACTIVITIES                                                      (1,830,509)                    (2,978,172)
   34      + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
          OF A PERMANENT NATURE                                             (588,798)                    (2,586,051)
   35      (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT               (1,052,221)                    (1,407,762)
   36      (-) INCREASE IN CONSTRUCTIONS IN PROGRESS                               -
   37      + SALE OF OTHER PERMANENT INVESTMENTS                                   -
   38      + SALE OF TANGIBLE FIXED ASSETS                                   414,445                        108,763
   39      + (-) OTHER ITEMS                                                (603,935)                       906,878

-------------------------------------------------------------------------------------------------------------------------------



                                                 MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                   QUARTER:       4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                                         RATIOS
                                                      CONSOLIDATED
                                                                                                            FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------
   REF                                                             QUARTER OF PRESENT            QUARTER OF PREVIOUS
          CONCEPTS                                                    FINANCIAL YEAR                 FINANCIAL YEAR
    P
--------------------------------------------------------------------------------------------------------------------------

          YIELD
    1     NET INCOME TO NET SALES                                         14.75      %                    3.10      %
    2     NET INCOME TO STOCK HOLDERS' EQUITY (**)                        13.61      %                    3.66      %
    3     NET INCOME TO TOTAL ASSETS (**)                                  5.37      %                    1.18      %
    4     CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                       0.00      %                    0.00      %
    5     INCOME DUE TO MONETARY POSITION TO NET INCOME                   (2.36)     %                   (6.32)     %

          ACTIVITY
    6     NET SALES TO NET ASSETS (**)                                     0.36  times                    0.38  times
    7     NET SALES TO FIXED ASSETS (**)                                   1.51  times                    1.41  times
    8     INVENTORIES ROTATION (**)                                        3.47  times                    3.41  times
    9     ACCOUNTS RECEIVABLE IN DAYS OF SALES                              142  days                      139  days
   10     PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                8.25      %                    8.10      %

          LEVERAGE
   11     TOTAL LIABILITIES TO TOTAL ASSETS                               57.50      %                   62.24      %
   12     TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY                       1.35  times                    1.65  times
   13     FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES               34.87      %                   39.69      %
   14     LONG-TERM LIABILITIES TO FIXED ASSETS                           98.80      %                   91.93      %
   15     OPERATING INCOME TO INTEREST PAID                                4.89  times                    3.94  times
   16     NET SALES TO TOTAL LIABILITIES (**)                              0.63  times                    0.61  times

          LIQUIDITY
   17     CURRENT ASSETS TO CURRENT LIABILITIES                            5.36  times                    4.26  times
   18     CURRENT ASSETS LESS INVENTORY TO CURRENT
          LIABILITIES                                                      4.60  times                    3.55  times
   19     CURRENT ASSETS TO TOTAL LIABILITIES                              0.77  times                    0.67  times
   20     AVAILABLE ASSETS TO CURRENT LIABILITIES                        228.48      %                  158.66      %

          CASH FLOW
   21     CASH FLOW FROM NET INCOME TO NET SALES                          22.84      %                   16.47      %
   22     CASH FLOW FROM CHANGES IN WORKING CAPITAL
          TO NET SALES                                                     4.38      %                    7.32      %
   23     CASH GENERATED (USED) IN OPERATING TO
          INTEREST PAID                                                    5.19  times                    4.34  times
   24     EXTERNAL FINANCING TO CASH GENERATED (USED)
          IN FINANCING                                                    22.51      %                  106.36      %
   25     INTERNAL FINANCING TO CASH GENERATED (USED)
          IN FINANCING                                                    77.49      %                   (6.36)     %
   26     ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
          TO CASH GENERATED (USED) IN INVESTMENT
          ACTIVITIES                                                      57.48      %                   47.27      %

--------------------------------------------------------------------------------------------------------------------------
  (**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.


                                                 MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                    QUARTER:       4                YEAR:   2003
GRUPO TELEVISA, S.A.
                                                     DATA PER SHARE
                                            CONSOLIDATED FINANCIAL STATEMENT
                                                                                                              FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------
   REF                                                               QUARTER OF PRESENT             QUARTER OF PREVIOUS
          CONCEPTS                                                     FINANCIAL YEAR                  FINANCIAL YEAR
                                                             ---------------------------------------------------------------
    D                                                                     AMOUNT                          AMOUNT
----------------------------------------------------------------------------------------------------------------------------

    1     BASIC PROFIT PER ORDINARY SHARE (**)                 $             .41               $             .09
    2     BASIC PROFIT PER PREFERRED SHARE (**)                $             .41               $             .09
    3     DILUTED PROFIT PER ORDINARY SHARE (**)               $             .00               $             .00
    4     CONTINUOUS OPERATING PROFIT PER COMUN
          SHARE (**)                                           $             .40               $            (.05)
    5     EFFECT OF DISCONTINUOUS OPERATING ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**)           $            (.01)              $             .12
    6     EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**)           $             .00               $             .00
    7     EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**)           $             .00               $             .00
    8     CARRYING VALUE PER SHARE                             $            3.02               $            2.37
    9     CASH DIVIDEND ACUMULATED PER SHARE                   $             .00               $             .00
   10     DIVIDEND IN SHARES PER SHARE                                       .00  shares                     .00  shares
   11     MARKET PRICE TO CARRYING VALUE                                    2.48  times                     2.04  times
   12     MARKET PRICE TO BASIC PROFIT PER ORDINARY
          SHARE (**)                                                       18.31  times                    55.89  times
   13     MARKET PRICE TO BASIC PROFIT PER PREFERENT
          SHARE (**)                                                       18.19  times                    55.44  times

----------------------------------------------------------------------------------------------------------------------------
  (**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.


                                                 MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                    QUARTER:       4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                              FINANCIAL STATEMENT NOTES (1)
                                                                                                              CONSOLIDATED
                                                                                                             FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------------
          CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS -

          S 53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE
          FOURTH QUARTER OF 2003, LIABILITIES IN FOREIGN CURRENCY (TAXES
          PAYABLE) FOR AN AMOUNT OF PS.44,991, WHICH CANNOT BE PRESENTED IN
          S 52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DOES NOT
          ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).


----------------------------------------------------------------------------------------------------------------------------
(1) THE REPORT CONTAINS THE NOTES  CORRESPONDING TO THE FINANCIAL STATEMENT
AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.



                                                 MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                           QUARTER:       4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                                                                                                      CONSOLIDATED
                                                                                                                     FINAL PRINTING
                                      INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

                                              CHARACTERISTICS OF THE SHARES
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 CAPITAL STOCK
                                                                   NUMBER OF SHARES                           (THOUSANDS OF PESOS)
                                       ------------------------------------------------------------------    ----------------------
             NOMINAL        VALID           FIXED         VARIABLE
  SERIES      VALUE         COUPON         PORTION         PORTION         MEXICAN         SUBSCRIPTION       FIXED        VARIABLE
-----------------------------------------------------------------------------------------------------------------------------------
A                             -            4,448,202,541                   4,448,202,541                        760,145
-----------------------------------------------------------------------------------------------------------------------------------
D                             -            2,152,700,442                                   2,152,700,442        367,870
-----------------------------------------------------------------------------------------------------------------------------------
L                             -            2,152,700,442                   2,152,700,442                        367,870
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                         -            8,753,603,425       -           6,600,902,983   2,152,700,442      1,495,885            -
-----------------------------------------------------------------------------------------------------------------------------------


TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
                                   8,753,603,425
SHARES PROPORTION BY :

CPO's :    THREE SHARES (ONE SERIES A, ONE SERIES D AND ONE SERIES L)
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :    TWENTY CPO's

                                                 REPURCHASED OWN SHARES

                          NUMBER OF                                  MARKET VALUE OF THE SHARE
           SERIES           SHARES                        AT REPURCHASE                      AT QUARTER
           --------------------------------------------------------------------------------------------
                A          541,247,226                         6.39651                         7.45714
                D           86,848,654                         6.39651                         7.45714
                L           86,848,654                         6.39651                         7.45714


                                                 MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                     QUARTER:       4             YEAR:   2003
GRUPO TELEVISA, S.A.                                                                                          CONSOLIDATED
                                                                                                            FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------------


THE SHARES REPRESENTING THE COMPANY'S CAPITAL STOCK CONSISTED OF:

ISSUED                                                                                9,468,547,959
REPURCHASED                                                                            (714,944,534)
                                                                                 -------------------
OUTSTANDING                                                                           8,753,603,425
                                                                                 ===================


THE COMPANY'S SHARES REPURCHASED BY THE GROUP CONSISTED OF:


SHARES REPURCHASED BY GRUPO TELEVISA, S.A.                                              192,651,300
REPURCHASE OF SERIES "A" SHARES (ESPECIAL PURPOSE TRUST)                                430,307,554
SHARES ACQUIRED BY TELEVISA, S.A. DE C.V.                                               511,740,717
RESALE OF SHARES                                                                            (30,000)
CANCELATION OF SHARES                                                                  (404,725,037)
SALE UNDER THE STOCK OPTION PLAN                                                        (15,000,000)
                                                                                 -------------------
                                                                                        714,944,534
                                                                                 ===================

NOTE: THE AVERAGE REPURCHASE AND THE MARKET VALUE OF THE SHARE
      AT QUARTER ARE HISTORICAL.


                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.




 DECLARATION OF THE REGISTRANT'S OFFICERS, RESPONSIBLE FOR THE INFORMATION.



          WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR WHICH CONTAINS ANY INFORMATION THAT MAY MISLEAD TO INVESTORS.







---------------------------------       --------------------------------------
     EMILIO AZCARRAGA JEAN                       SALVI FOLCH VIADERO
PRESIDENT AND CHIEF EXECUTIVE                  CHIEF FINANCIAL OFFICER
    OFFICER

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 4    YEAR: 2003
GRUPO TELEVISA, S.A.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                  ANNEX 1
                                                              CONSOLIDATED
                                                             FINAL PRINTING
---------------------------------------------------------------------------
MEXICO CITY, D.F., FEBRUARY 25, 2004 -- GRUPO TELEVISA, S.A. (NYSE:TV; BMV:
TLEVISA CPO) TODAY ANNOUNCED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2003. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP AND ARE ADJUSTED TO PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2003.

NET SALES

NET SALES INCREASED 5.1% TO PS.23,563.2 MILLION IN 2003 FROM PS.22,416.6 MILLION IN 2002.

THE 5.1%  INCREASE  IN NET  SALES  WAS  ATTRIBUTABLE  TO  SEVERAL  FACTORS,
INCLUDING: I) A 5.4% REVENUE GROWTH IN THE TELEVISION BROADCASTING SEGMENT;
II) A 27.1% REVENUE INCREASE IN THE PUBLISHING DISTRIBUTION SEGMENT; III) AN 11.6% INCREASE IN THE PROGRAMMING LICENSING SEGMENT REVENUES; IV) A 10.7% SALES INCREASE IN THE PROGRAMMING FOR PAY TELEVISION SEGMENT; V) A 28.2% INCREASE IN RADIO SALES; AND VI) A 2.9% SALES INCREASE IN THE PUBLISHING SEGMENT. THESE INCREASES WERE PARTIALLY OFFSET BY A 14.4% REVENUE REDUCTION IN THE CABLE TELEVISION SEGMENT AND A 4.9% SALES DECREASE IN THE OTHER BUSINESSES SEGMENT.

EBITDA

EBITDA IS DEFINED AS OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION.

CONSOLIDATED EBITDA INCREASED 19.4% TO PS.7,571.2 MILLION IN 2003 FROM PS.6,342.6 MILLION REPORTED IN 2002, AND CONSOLIDATED EBITDA MARGIN INCREASED TO 32.1% FROM 28.3% IN 2002, REFLECTING EBITDA GROWTH IN MOST OF OUR BUSINESS SEGMENTS, INCLUDING TELEVISION BROADCASTING, PROGRAMMING LICENSING, PUBLISHING, RADIO, PROGRAMMING FOR PAY TELEVISION, AND OTHER BUSINESSES, PARTIALLY OFFSET BY EBITDA DECLINES IN THE CABLE TELEVISION AND PUBLISHING DISTRIBUTION SEGMENTS. IN ADDITION, OPERATING INCOME INCREASED 25.0% TO PS.6,045.9 MILLION IN 2003 FROM PS.4,835.3 MILLION REPORTED IN 2002, REFLECTING HIGHER SALES AND REDUCTIONS OF 0.2% IN COST OF SALES AND 1.9% IN OPERATING EXPENSES, PARTIALLY OFFSET BY A 1.2% INCREASE IN DEPRECIATION AND AMORTIZATION COSTS.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS OF PS.1,525.3 MILLION AND PS.1,507.3 MILLION IN 2003 AND 2002, RESPECTIVELY.

NET INCOME

NET INCOME AMOUNTED TO PS.3,596.6 MILLION IN 2003 AS COMPARED TO A NET INCOME OF PS.767.2 MILLION IN 2002. THE NET INCREASE OF PS.2,829.4 MILLION REFLECTED A PS.1,210.6 MILLION INCREASE IN OPERATING INCOME; A PS.218.1 MILLION DECREASE IN RESTRUCTURING AND NON-RECURRING CHARGES; A PS.1,675.6 MILLION DECREASE IN OTHER EXPENSE-NET; AND A PS.1,216.2 MILLION DECREASE IN EQUITY IN LOSSES FROM AFFILIATES. THIS FAVORABLE CHANGE WAS PARTIALLY OFFSET BY A PS.1,169.2 MILLION DECREASE IN INCOME FROM DISCONTINUED OPERATIONS AND A PS.394.3 MILLION INCREASE IN INCOME TAXES.

RESULTS BY BUSINESS SEGMENT

TELEVISION BROADCASTING

THE 5.4% SALES INCREASE IN THE TELEVISION BROADCASTING SEGMENT (PS.15,387.0 MILLION AND PS.14,596.5 MILLION IN 2003 AND 2002, RESPECTIVELY), WAS MAINLY ATTRIBUTABLE TO FOUR FACTORS: I) THE POLITICAL ADVERTISING CAMPAIGNS FOR THE MID-TERM ELECTIONS IN MEXICO; II) AN INCREASE OF 11.5% IN LOCAL SALES, DRIVEN MAINLY BY CHANNEL 4TV; III) AN INCREASE IN ADVERTISING TIME SOLD; AND IV) THE SUCCESS OF OUR REALITY SHOWS.

TELEVISION BROADCASTING EBITDA INCREASED 14.7% TO PS.6,540.2 MILLION IN 2003 FROM PS.5,700.4 MILLION REPORTED IN 2002, REFLECTING HIGHER SALES AND A 1.2% REDUCTION IN COST OF SALES, PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES. EBITDA MARGIN REACHED 42.5% IN 2003 FROM 39.1% IN 2002, EXCEEDING THE COMPANY'S FULL YEAR EBITDA MARGIN GUIDANCE BY 250 BASIS POINTS. IN ADDITION, OPERATING INCOME ROSE 18.4% IN 2003 (PS.5,617.0 MILLION AND PS.4,745.8 MILLION IN 2003 AND 2002, RESPECTIVELY).

PROGRAMMING FOR PAY TELEVISION

THE 10.7% INCREASE IN SALES FOR PROGRAMMING FOR PAY TELEVISION (PS.699.7 MILLION AND PS.632.2 MILLION IN 2003 AND 2002, RESPECTIVELY), RESULTED FROM BOTH HIGHER REVENUES FROM SIGNALS SOLD TO PAY TELEVISION SYSTEMS IN MEXICO AND HIGHER ADVERTISING SALES IN MEXICO, PARTIALLY OFFSET BY LOWER REVENUES FROM SIGNALS SOLD TO PAY TELEVISION SYSTEMS IN LATIN AMERICA AND SPAIN.

OPERATING INCOME ROSE 83.1% (PS.114.6 MILLION AND PS.62.6 MILLION IN 2003 AND 2002, RESPECTIVELY), DUE TO HIGHER SALES AND LOWER OPERATING EXPENSES, PRIMARILY REFLECTING A DECREASE IN COMMISSIONS, PARTIALLY OFFSET BY HIGHER COSTS OF SIGNALS BOUGHT FROM THIRD PARTIES.

PROGRAMMING LICENSING

THE 11.6% INCREASE IN PROGRAMMING LICENSING SALES (PS.1,630.2 MILLION AND PS.1,461.1 MILLION IN 2003 AND 2002, RESPECTIVELY), WAS ATTRIBUTABLE TO A 23.7% INCREASE IN THE ROYALTIES PAID TO THE COMPANY BY UNIVISION UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT, WHICH AMOUNTED TO U.S.$96.1 MILLION, AS WELL AS BY THE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.98.0 MILLION. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER EXPORT SALES MAINLY TO LATIN AMERICA.

OPERATING INCOME GREW 116.5% (PS.490.7 MILLION AND PS.226.7 MILLION IN 2003 AND 2002, RESPECTIVELY), REFLECTING HIGHER SALES AS WELL AS A DECREASE IN COST OF SALES AND OPERATING EXPENSES DUE TO A LOWER PROVISION FOR DOUBTFUL TRADE ACCOUNTS.

PUBLISHING

PUBLISHING SALES INCREASED 2.9% (PS.1,787.8 MILLION AND PS.1,737.2 MILLION IN 2003 AND 2002, RESPECTIVELY), DUE TO HIGHER REVENUES FROM MAGAZINES SOLD IN MEXICO, HIGHER ADVERTISING PAGES SOLD IN MEXICO AND ABROAD, AND THE POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.19.6 MILLION. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER CIRCULATION OF MAGAZINES SOLD ABROAD.

PUBLISHING OPERATING INCOME ROSE 24.8% (PS.327.3 MILLION AND PS.262.3 MILLION IN 2003 AND 2002, RESPECTIVELY) DUE TO HIGHER SALES AND A MARGINAL REDUCTION IN COST OF SALES, PARTIALLY OFFSET BY A MARGINAL INCREASE IN OPERATING EXPENSES.

PUBLISHING DISTRIBUTION

THE 27.1% INCREASE IN PUBLISHING DISTRIBUTION SALES (PS.1,776.2 MILLION AND PS.1,397.2 MILLION IN 2003 AND 2002, RESPECTIVELY), WAS DRIVEN BY: I) HIGHER DISTRIBUTION SALES ABROAD; II) THE POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.27.0 MILLION; AND
III) HIGHER REVENUES FROM MAGAZINES PUBLISHED BY THE COMPANY AND SOLD IN MEXICO. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SALES OF MAGAZINES PUBLISHED BY THIRD PARTIES AND SOLD IN MEXICO.

THE OPERATING LOSS INCREASED BY PS.9.8 MILLION TO AN OPERATING LOSS OF PS.11.7 MILLION IN 2003 AND A OPERATING LOSS OF PS.1.9 MILLION IN 2002 DUE TO HIGHER COST OF SALES AND OPERATING EXPENSES DUE TO HIGHER PROVISION FOR DOUBTFUL TRADE ACCOUNTS, PARTIALLY OFFSET BY HIGHER SALES.

CABLE TELEVISION

CABLE TELEVISION SALES DECREASED 14.4% (PS.986.5 MILLION AND PS.1,152.3 MILLION IN 2003 AND 2002, RESPECTIVELY), DUE TO A DECREASE IN SUBSCRIBERS THROUGHOUT 2003 AND LOWER ADVERTISING SALES. THE SUBSCRIBER BASE DECREASED TO APPROXIMATELY 364,000, OF WHICH MORE THAN 60,000 HAD DIGITAL SERVICE AS OF DECEMBER 31, 2003, COMPARED WITH 412,000, OF WHICH APPROXIMATELY 65,000 HAD DIGITAL SERVICE AS OF THE SAME DATE OF 2002. CABLEVISION STARTED TO GRADUALLY DIGITALIZE ITS SERVICE LAST NOVEMBER. THE PROJECT WILL BE IMPLEMENTED IN STAGES OVER A PERIOD OF UP TO TWO YEARS.

OPERATING INCOME DECREASED 42.3% (PS.120.9 MILLION AND PS.209.5 MILLION IN 2003 AND 2002, RESPECTIVELY), DUE TO LOWER SALES AND HIGHER DEPRECIATION AND AMORTIZATION COSTS RELATED TO THE NETWORK UPGRADE AND RELATED EQUIPMENT, PARTIALLY OFFSET BY A 14.1% DECREASE IN COST OF SALES AND A 21.7% DECREASE IN OPERATING EXPENSES.

THE 10% EXCISE TAX IMPOSED ON PAY TELEVISION SERVICES WAS ELIMINATED. AS A RESULT, EFFECTIVE JANUARY 1, 2004 REVENUES FROM OUR CABLE TELEVISION SEGMENT ARE NO LONGER SUBJECT TO THIS TAX.


RADIO

RADIO SALES INCREASED 28.2% (PS.249.3 MILLION AND PS.194.5 MILLION IN 2003 AND 2002, RESPECTIVELY), MAINLY DUE TO HIGHER ADVERTISING TIME SOLD IN OUR NEWSCASTS AND SPORTING EVENTS PROGRAMS.

OPERATING RESULTS INCREASED TO AN OPERATING INCOME OF PS.7.0 MILLION IN 2003 FROM AN OPERATING LOSS OF PS.47.6 MILLION IN 2002. THE IMPROVEMENT REFLECTED HIGHER SALES AND A DECREASE IN COST OF SALES PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES.

OTHER BUSINESSES

THE 4.9% DECREASE IN OTHER BUSINESSES SALES (PS.1,087.3 MILLION AND PS.1,143.8 MILLION IN 2003 AND 2002, RESPECTIVELY), WAS PRIMARILY DUE TO LOWER SALES IN THE FEATURE FILM DISTRIBUTION BUSINESS PARTIALLY OFFSET BY HIGHER SALES FROM BOTH THE SPORTING EVENTS PRODUCTION AND THE INTERNET PORTAL BUSINESSES.

THE OPERATING LOSS DECREASED TO PS.494.2 MILLION IN 2003 FROM PS.505.9 MILLION IN 2002, REFLECTING LOWER COST OF SALES, PARTIALLY OFFSET BY LOWER SALES AND HIGHER OPERATING EXPENSES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR 2003 AND 2002, AMOUNTED TO PS.314.7 MILLION AND PS.377.6 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES FOR 2003 AND 2002, AMOUNTED TO PS.149.3 MILLION AND PS.149.2 MILLION, RESPECTIVELY.

DISPOSED OPERATIONS

THE RESULTS OF OPERATIONS OF THE COMPANY'S NATIONWIDE PAGING AND DUBBING BUSINESSES ARE PRESENTED AS DISPOSED OPERATIONS IN 2003.

SALES OF  DISPOSED  OPERATIONS  IN 2003  AMOUNTED  TO  PS.273.9  MILLION AS
COMPARED TO PS.479.4 MILLION IN 2002. EBITDA OF DISPOSED OPERATIONS AMOUNTED TO PS.68.2 MILLION IN 2003 AS COMPARED TO PS.80.4 MILLION IN 2002. THE OPERATING INCOME OF DISPOSED OPERATIONS AMOUNTED TO PS.23.6 MILLION IN 2003 AS COMPARED TO PS.33.0 MILLION IN 2004.

SKY

INNOVA, S. DE R.L. DE C.V., A NON-CONSOLIDATED BUSINESS OF GRUPO TELEVISA, IS THE PAY-TV MARKET LEADER IN MEXICO. IT PROVIDES DIRECT-TO-HOME SATELLITE TELEVISION SERVICES UNDER THE SKY BRAND NAME. FINANCIAL AND OPERATING UNAUDITED HIGHLIGHTS OF INNOVA, OF WHICH TELEVISA OWNS 60%, NEWS CORP. 30%, AND LIBERTY MEDIA 10%, ARE AS FOLLOWS:

     o THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED 16.1% TO 856,600, INCLUDING 48,500 COMMERCIAL SUBSCRIBERS, AS OF DECEMBER 31, 2003, COMPARED WITH 737,800, INCLUDING 35,800 COMMERCIAL SUBSCRIBERS, AS OF DECEMBER 31, 2002.

     o REVENUES INCREASED 7.0% TO PS.3,820.7 MILLION IN 2003 COMPARED WITH LAST YEAR, MAINLY DUE TO THE GROWTH OF ITS SUBSCRIBER BASE.

     o EBITDA INCREASED 22.7% IN 2003 TO PS.1,191.5 MILLION COMPARED WITH 2002. AS A RESULT, EBITDA MARGIN INCREASED 400 BASIS POINTS TO 31.2%.

     o EBIT INCREASED TO PS.382.9 MILLION IN 2003 COMPARED WITH PS.9.4 MILLION IN 2002.

     o THE 10% EXCISE TAX WAS DEFINITELY ELIMINATED AS OF JANUARY 1, 2004. FROM THIS DATE AND GOING FORWARD, INNOVA IS NOT SUBJECT TO THIS EXCISE TAX AND WILL BE ABLE TO LOWER ITS OVERALL TAX EXPOSURE AND RETAIN A HIGHER PROPORTION OF ITS REVENUES, WITHOUT ANY MODIFICATION IN PRICES TO ITS SUBSCRIBERS.

     o ON FEBRUARY 13, 2004, INNOVA ENTERED INTO TWO SEPARATE DERIVATIVE TRANSACTIONS DENOMINATED "COUPON SWAP" AGREEMENTS TO HEDGE A PORTION OF ITS U.S. DOLLAR FOREIGN EXCHANGE EXPOSURE RESULTING FROM THE ISSUANCE OF ITS U.S.$300 MILLION 9.375% SENIOR NOTES DUE IN 2013. UNDER THE TRANSACTIONS, INNOVA WILL RECEIVE SEMIANNUAL PAYMENTS CALCULATED BASED ON AN AGGREGATE NOTIONAL AMOUNT OF U.S.$300 MILLION AT AN ANNUAL RATE OF 9.375%, AND WILL MAKE MONTHLY PAYMENTS CALCULATED BASED ON AN AGGREGATE NOTIONAL AMOUNT OF PS.3,282.225 MILLION AT AN ANNUAL RATE OF 10.25%. THE TRANSACTIONS, BOTH OF WHICH TERMINATE IN SEPTEMBER 2008, WILL REDUCE INNOVA'S FOREIGN EXCHANGE EXPOSURE ON 10 INTEREST COUPON PAYMENTS ON THE SENIOR NOTES.

     o INNOVA HAS NOT REQUIRED SHAREHOLDER FUNDING FOR SEVEN STRAIGHT QUARTERS AND EXPECTS TO SATISFY ITS LIQUIDITY NEEDS DURING 2004 WITH ITS CURRENT BALANCE OF CASH RESOURCES AND ADDITIONAL CASH FLOW FROM OPERATIONS.

INTEGRAL COST OF FINANCING

THE EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING DECREASED BY PS.23.0 MILLION, OR 3.6%, TO PS.614.4 MILLION FOR THE YEAR ENDED DECEMBER 31, 2003 FROM PS.637.4 MILLION FOR THE YEAR ENDED DECEMBER 31, 2002. THIS DECREASE
REFLECTS: I) A PS.357.8 MILLION DECREASE IN THE FAVORABLE HEDGE EFFECT OF THE FOREIGN EXCHANGE LOSS INCURRED IN THE YEAR ENDED DECEMBER 31, 2003, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002, IN CONNECTION WITH THE COMPANY'S U.S.$600 MILLION LONG-TERM DEBT SECURITIES MATURING IN 2011 AND 2032, WHICH PRINCIPAL AMOUNT IS BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN UNIVISION SINCE MARCH 2002; AND II) A PS.38.0 MILLION INCREASE IN LOSS FROM MONETARY POSITION PRIMARILY AS A RESULT OF A HIGHER NET ASSET MONETARY POSITION DURING THE YEAR ENDED DECEMBER 31, 2003 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY I) A PS.332.0 MILLION DECREASE IN NET FOREIGN EXCHANGE LOSS, PRIMARILY DUE TO THE 7.3% DEPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR DURING THE YEAR ENDED DECEMBER 31, 2003 VERSUS A 14.0% DEPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR DURING THE YEAR ENDED DECEMBER 31, 2002; II) A PS.36.8 MILLION INCREASE IN INTEREST INCOME, PRIMARILY AS A RESULT OF A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS DURING THE YEAR ENDED DECEMBER 31, 2003 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002, WHICH WAS PARTIALLY OFFSET BY A REDUCTION OF INTEREST RATES DURING THE YEAR ENDED DECEMBER 31, 2003 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002, AND A DECREASE IN INTEREST INCOME FROM INNOVA FOR THE YEAR ENDED DECEMBER 31, 2003 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002, AS A RESULT OF THE INNOVA'S CAPITALIZATION IN SEPTEMBER 2003 OF ALL OF THE AMOUNTS DUE TO THE COMPANY BY INNOVA IN CONNECTION WITH LONG-TERM LOANS PROVIDED BY THE COMPANY; AND III) A PS.50.0 MILLION DECREASE IN INTEREST EXPENSE, PRIMARILY AS A RESULT OF A DECREASE IN THE RESTATEMENT OF THE COMPANY'S UDI DENOMINATED DEBT, PRIMARILY DUE TO A LOWER INFLATION DURING THE YEAR ENDED DECEMBER 31, 2003 (3.98%) AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002 (5.70%), AS WELL AS AN INCREASE IN THE NET GAIN ON INTEREST SWAP CONTRACTS OUTSTANDING IN THE YEAR ENDED DECEMBER 31, 2003 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002.

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES DECREASED BY PS.218.1 MILLION, OR 24.9%, TO PS.657.2 MILLION FOR THE YEAR ENDED DECEMBER 31, 2003 FROM PS.875.3 MILLION FOR THE YEAR ENDED DECEMBER 31, 2002. THIS DECREASE
REFLECTS: I) A PS.338.3 MILLION NON-RECURRING CHARGE TAKEN IN THE YEAR ENDED DECEMBER 31, 2002 IN CONNECTION WITH THE WRITE-OFF OF EXCLUSIVE RIGHTS LETTERS FOR SOCCER PLAYERS; II) A PS.169.9 MILLION NON-RECURRING CHARGE TAKEN IN THE YEAR ENDED DECEMBER 31, 2002 RELATED TO THE DRAWDOWN BY DIRECTV UNDER A LETTER OF CREDIT POSTED BY THE COMPANY IN CONNECTION WITH CERTAIN ARRANGEMENTS BETWEEN DIRECTV AND THE COMPANY TO BROADCAST THE 2002 WORLD CUP; AND III) A REDUCTION IN RESTRUCTURING CHARGES IN CONNECTION WITH WORK FORCE REDUCTIONS IN THE YEAR ENDED DECEMBER 31, 2003 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002. THESE DECREASES WERE PARTIALLY OFFSET BY A PS.284.2 MILLION NON-RECURRING CHARGE TAKEN IN THE YEAR ENDED DECEMBER 31, 2003, IN CONNECTION WITH THE PAYMENT OF VESTED AND UNVESTED SALARY BENEFITS TO CERTAIN COMPANY'S UNION EMPLOYEES, AS A PART OF THE COMPANY'S CONTINUING COST-CUTTING EFFORTS; AS WELL AS A PS.164.6 MILLION NON-RECURRING CHARGE TAKEN IN THE YEAR ENDED DECEMBER 31, 2003, IN CONNECTION WITH AN ESTIMATE FOR THE DISPOSAL OF CERTAIN LONG-LIVED ASSETS AND ASSOCIATED COSTS RELATED TO THE COMPANY'S NATIONWIDE PAGING BUSINESS, BASED ON THE EVALUATION OF BOTH THE RECOVERABILITY OF THE ASSETS AND THE COMPANY'S DECISION FOR NOT CONTINUING IN THIS MAJORITY-OWNED BUSINESS.

OTHER EXPENSE-NET

OTHER EXPENSE, NET DECREASED BY PS.1,675.6 MILLION, OR 75.5%, TO PS.543.3 MILLION FOR THE YEAR ENDED DECEMBER 31, 2003, AS COMPARED TO PS.2,218.9
MILLION FOR THE YEAR ENDED DECEMBER 31, 2002. THIS DECREASE PRIMARILY REFLECTS A DECREASE IN THE WRITE-OFF OF GOODWILL FOR THE YEAR ENDED DECEMBER 31, 2003, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002, AS WELL AS A GAIN ON DISPOSITION OF THE REMAINING SHARES HELD BY THE COMPANY IN ITS FORMER DTH VENTURE IN SPAIN.

INCOME TAXES

THE EFFECTIVE INCOME AND ASSETS TAX RATE DECREASED FOR THE YEAR ENDED DECEMBER 31, 2003, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002, PRIMARILY REFLECTING THE INCREASED USE OF TAX LOSS CARRY-FORWARDS IN 2003 AS COMPARED TO 2002, PARTIALLY OFFSET BY AN INCREASE IN CONSOLIDATED ASSETS TAX, AS A RESULT OF A HIGHER ASSETS TAX BASE FOR THE YEAR ENDED DECEMBER 31, 2003 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002, AND AN INCREASE IN FOREIGN INCOME TAX IN 2003 AS COMPARED TO 2002.

EQUITY IN RESULTS OF AFFILIATES-NET

EQUITY IN RESULTS OF AFFILIATES INCREASED BY PS.1,216.2 MILLION TO AN EQUITY INCOME OF PS.14.4 MILLION FOR THE YEAR ENDED DECEMBER 31, 2003 FROM AN EQUITY LOSS OF PS.1,201.8 MILLION FOR THE YEAR ENDED DECEMBER 31, 2002. THIS INCREASE PRIMARILY REFLECTS A DECREASE IN EQUITY LOSSES OF INNOVA IN THE YEAR ENDED DECEMBER 31, 2003, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002; A REDUCTION IN THE COMPANY'S LIABILITY POSITION IN SKY MULTI-COUNTRY PARTNERS (SMCP) AS A RESULT OF THE REDUCTION IN THE ESTIMATED REMAINING USEFUL LIFE OF THE SATELLITE TRANSPONDERS BEING LEASED BY SMCP AND GUARANTEED BY THE COMPANY; AND AN EQUITY INCOME FROM THE COMPANY'S INVESTMENT IN UNIVISION. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY AN INCREASE IN EQUITY LOSSES IN DTH TECHCO PARTNERS FOR THE YEAR ENDED DECEMBER 31, 2003, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002.

MINORITY INTEREST

MINORITY INTEREST INCREASED BY PS.49.4 MILLION TO A BENEFIT OF PS.121.0 MILLION FOR THE YEAR ENDED DECEMBER 31, 2003 FROM A BENEFIT OF PS.71.6 MILLION FOR THE YEAR ENDED DECEMBER 31, 2002. THIS INCREASE PRIMARILY REFLECTED A NET LOSS OF THE COMPANY'S NATIONWIDE PAGING BUSINESS IN 2003 AS COMPARED TO A NET INCOME IN 2002, PARTIALLY OFFSET BY DECREASES IN THE NET LOSS OF THE COMPANY'S CABLE TELEVISION AND RADIO SEGMENTS FOR THE YEAR ENDED DECEMBER 31, 2003, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

IN 2003, THE COMPANY INVESTED APPROXIMATELY U.S.$94.9 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, OF WHICH APPROXIMATELY U.S.$17.4 MILLION IS RELATED TO CABLEVISION. ADDITIONALLY, IN 2003 THE COMPANY MADE CAPITAL CONTRIBUTIONS OF APPROXIMATELY U.S.$2.5 MILLION IN "TUTV," A 50% JOINT VENTURE WITH UNIVISION FOR DISTRIBUTION OF THE COMPANY'S SPANISH-SPEAKING PROGRAMMING PACKAGES IN THE UNITED STATES; AND OF APPROXIMATELY U.S.$4.8 MILLION IN OCESA ENTRETENIMIENTO, THE LIVE ENTERTAINMENT COMPANY IN WHICH THE COMPANY HOLDS A 40% STAKE; AS WELL AS U.S.$20.6 MILLION IN LONG-TERM LOANS TO ITS LATIN AMERICAN DTH JOINT
VENTURES. INNOVA DID NOT REQUIRE SHAREHOLDER FUNDING IN 2003 AND DOES NOT EXPECT TO REQUIRE SHAREHOLDER FUNDING IN 2004.

DEBT

AS OF DECEMBER 31, 2003, THE COMPANY'S LONG-TERM DEBT MATURITIES AMOUNTED TO PS.14,704.2 MILLION, AND THE CURRENT PORTION OF LONG-TERM DEBT WAS PS.285.2 MILLION, COMPARED WITH PS.13,875.9 MILLION AND PS.1,289.2 MILLION, RESPECTIVELY, AS OF DECEMBER 31, 2002.

ON FEBRUARY 4, 2004 MOODY'S INVESTOR SERVICES AFFIRMED GRUPO TELEVISA, S.A.'S EXISTING SENIOR IMPLIED RATING, SENIOR UNSECURED ISSUER RATING AND DEBT RATINGS OF "BAA3." ADDITIONALLY, MOODY'S CHANGED THE OUTLOOK FROM "STABLE" TO "POSITIVE."

SHARE BUYBACK PROGRAM

SINCE THE  IMPLEMENTATION  OF OUR MOST RECENTLY  ANNOUNCED SHARE REPURCHASE
PROGRAM,   THROUGH   FEBRUARY  25,  2004,   THE  COMPANY  HAS   REPURCHASED
APPROXIMATELY 94.8 MILLION SHARES IN THE FORM OF 31.6 MILLION CPOS FOR APPROXIMATELY PS.520.3 MILLION IN NOMINAL TERMS.




DIVIDEND PAYMENT

GRUPO TELEVISA'S MANAGEMENT WILL PROPOSE TO THE BOARD OF DIRECTORS DURING ITS NEXT MEETING THE PAYMENT OF A DIVIDEND OF AT LEAST PS.1,500 MILLION TO BE PAID DURING THE SECOND QUARTER OF 2004.

ADVERTISING SALES PLAN

AS OF DECEMBER 31, 2003, WE HAD RECEIVED AGGREGATE UPFRONT ADVERTISING DEPOSITS FOR TELEVISION ADVERTISING OF APPROXIMATELY PS.12,354.9 MILLION IN NOMINAL TERMS. THE DEPOSITS AS OF DECEMBER 31, 2003 REPRESENTED A 9.3% NOMINAL INCREASE, OR 5.1% IN REAL TERMS, AS COMPARED WITH THE PRIOR YEAR.

APPROXIMATELY 62.0% OF THE ADVANCED PAYMENT DEPOSITS AS OF DECEMBER 31, 2003 WERE IN THE FORM OF SHORT-TERM, NON-INTEREST BEARING NOTES RECEIVABLE THE FOLLOWING YEAR, WITH THE REMAINDER CONSISTING OF CASH DEPOSITS. THE WEIGHTED AVERAGE MATURITY OF THESE NOTES ON DECEMBER 31, 2003 WAS 3.3 MONTHS.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT IN 2003, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00 - MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 72.0%; IN PRIME TIME (16:00 TO 23:00 - MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 70.1%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00
- MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 71.8%. ADDITIONALLY, DURING 2003, TELEVISA AIRED 175 OF THE 200 MOST POPULAR PROGRAMS.

OUTLOOK FOR 2004

WE WILL FACE A DIFFICULT COMPARISON DURING THE FIRST HALF OF THE YEAR, AND SPECIALLY DURING THE SECOND QUARTER, DUE TO THE ABSENCE OF THE POLITICAL ADVERTISING THAT WE RECEIVED IN 2003. HOWEVER, WE EXPECT TO MAKE UP THAT SHORTFALL AND ACHIEVE A MARGINAL INCREASE IN OUR TELEVISION BROADCASTING SEGMENT REVENUES FOR THE FULL YEAR. IN ADDITION, WE EXPECT TO KEEP OVERALL COST AND EXPENSES FLAT DURING 2004, WHICH SHOULD ALLOW US TO MAINTAIN OUR TELEVISION BROADCASTING SEGMENT AND CONSOLIDATED EBITDA MARGINS AT CURRENT LEVELS.

GRUPO TELEVISA S.A., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AND A MAJOR PLAYER IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PROGRAMMING FOR PAY TELEVISION, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND SHOW BUSINESS PROMOTIONS, FEATURE FILM PRODUCTION AND DISTRIBUTION, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO HAS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE TELEVISION COMPANY IN THE UNITED STATES.

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION - FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                      QUARTER:  4       YEAR:  2003
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)


                                  ANNEX 2
                                                                   CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

                            GRUPO TELEVISA, S.A.
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
           (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
    OF DECEMBER 31, 2003, EXCEPT PER SHARE, PER CPO AND PER UDI VALUES)


1. ACCOUNTING POLICIES:

     THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), AS OF DECEMBER 31, 2003 AND 2002, AND FOR THE YEARS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE YEAR ENDED DECEMBER 31, 2003.


2. PROPERTY, PLANT AND EQUIPMENT:

   PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, CONSISTED OF:


                                        2003                     2002
                               ------------------------  ----------------------
BUILDINGS                      Ps.           7,160,757   Ps.         6,779,204
BUILDINGS IMPROVEMENTS                       1,634,628               1,769,044
TECHNICAL EQUIPMENT                         11,399,328              10,124,891
FURNITURE AND FIXTURES                         562,691                 539,479
TRANSPORTATION EQUIPMENT                     1,084,767                 986,790
COMPUTER EQUIPMENT                             916,240                 819,922
                               ------------------------  ----------------------
                                            22,758,411              21,019,330
ACCUMULATED DEPRECIATION                   (11,306,059))            (9,666,143)
                               ------------------------  ----------------------
                                            11,452,352              11,353,187
LAND                                         3,534,492               3,594,734
CONSTRUCTION IN PROGRESS                       613,854               1,005,424
                               ------------------------  ----------------------
                               Ps.          15,600,698   Ps.        15,953,345
                               ========================  ======================





       DEPRECIATION CHARGED TO INCOME FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002, WAS PS.1,281,436 AND PS.1,046,228, RESPECTIVELY.


3. LONG-TERM DEBT SECURITIES:

       AS OF DECEMBER 31, THE COMPANY'S LONG-TERM DEBT SECURITIES
OUTSTANDING WERE AS FOLLOWS:

                                                                 2003                                    2002
                                                   -------------------------------------  -----------------------------------
                                                    U.S. DOLLAR                            U.S. DOLLAR
                                                     PRINCIPAL                              PRINCIPAL
                                                      AMOUNTS                MEXICAN         AMOUNTS              MEXICAN
                                                    (THOUSANDS)               PESOS        (THOUSANDS)             PESOS
                                                   ---------------  --------------------  ---------------  ------------------
11.375%  SERIES "A"  SENIOR  NOTES DUE 2003
   (SEE NOTE 13)                                         $      -      Ps.            -        $  68,847    Ps.      749,062
11.875%  SERIES "B"  SENIOR  NOTES DUE 2006
   (A)                                                      5,343                59,975            5,343              58,132
8.625% SENIOR NOTES DUE 2005 (B)                          200,000             2,245,000          200,000           2,176,020
8.000% SENIOR NOTES DUE 2011 (C)                          300,000             3,367,500          300,000           3,264,030
8.500% SENIOR NOTES DUE 2032 (D)                          300,000             3,367,500          300,000           3,264,030
                                                   ---------------  --------------------  ---------------  ------------------
                                                       $  805,343             9,039,975       $  874,190           9,511,274
                                                   ===============                        ===============
UDI-DENOMINATED NOTES DUE 2007 (E)                                            3,640,302                            3,642,526
                                                                    --------------------                   ------------------
                                                                       Ps.   12,680,277                     Ps.   13,153,800
                                                                    ====================                   ==================


(A) INTEREST ON THE SERIES "B" SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 12.49% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY. THESE SECURITIES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, AND ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

(B) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.07% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(C) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(D) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.94% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(E) NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION" OR "UDIS") FOR A NOMINAL AMOUNT OF PS.3,000,000, REPRESENTING 1,086,007,800 UDIS, WITH AN ANNUAL INTEREST RATE OF 8.15% AND MATURITY IN 2007. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF DECEMBER 31, 2003 AND 2002 INCLUDES RESTATEMENT OF PS.640,302 AND PS.523,231, RESPECTIVELY. THE UDI VALUE AS OF DECEMBER 31, 2003, WAS OF PS. 3.352003 PER ONE UDI.


     THE SENIOR NOTES DUE IN 2005, 2006, 2011 AND 2032 MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY.


     THE SENIOR NOTES DUE IN 2005, 2011 AND 2032 ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

     THE AGREEMENT OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

     EFFECTIVE MARCH 1, 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2011 AND ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2032. CONSEQUENTLY, BEGINNING MARCH 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS ) (SEE NOTE 7).


4. CONTINGENCIES:

     PAYMENTS TO BE MADE BY CERTAIN MEXICAN COMPANIES IN THE GROUP TO EMPLOYEES IN CASE OF DISMISSAL AND UNDER CERTAIN CIRCUMSTANCES PROVIDED BY THE MEXICAN LABOR LAW ARE EXPENSED AS INCURRED.

     IN CONJUNCTION WITH THE GROUP'S DISPOSAL OF ITS FORMER MUSIC RECORDING BUSINESS IN 2002, THE GROUP MAY HAVE TO PAY CERTAIN ADJUSTMENTS TO UNIVISION IN CONNECTION WITH AN AUDIT OF THE MUSIC RECORDING BUSINESS BY UNIVISION, WHICH IS EXPECTED TO BE RESOLVED BY THE PARTIES IN 2004. WHILE THE GROUP'S MANAGEMENT BELIEVES THAT THE OUTCOME OF THIS AUDIT WILL NOT HAVE A MATERIAL ADVERSE EFFECT ON ITS FINANCIAL POSITION OR FUTURE OPERATING RESULTS, NO ASSURANCE CAN BE GIVEN IN THIS REGARD.

     IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.302,000 PLUS PENALTIES AND SURCHARGES (A GROSS AMOUNT OF APPROXIMATELY PS.960,700). THE CLAIM, WHICH RELATES TO AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR ENDED DECEMBER 31, 1994, WAS ORIGINALLY BROUGHT BY THE MEXICAN TAX
AUTHORITY IN 1999, BUT WAS DISMISSED IN 2002 ON PROCEDURAL GROUNDS. THE COMPANY BELIEVES THAT THIS CLAIM IS WITHOUT MERIT, AND INTENDS TO VIGOROUSLY DEFEND THIS CLAIM, ALTHOUGH NO ASSURANCES CAN BE GIVEN AS TO THE OUTCOME OF THIS DISPUTE.

     THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5. STOCKHOLDERS' EQUITY:

       THE MAJORITY STOCKHOLDERS' EQUITY AS OF DECEMBER 31, IS ANALYZED AS
FOLLOWS:

                                                                    2003                                 2002
                                                     -----------------------------------  -----------------------------------
                                                     NOMINAL PESOS     RESTATED PESOS      NOMINAL PESOS     RESTATED PESOS
                                                     ---------------  ------------------  -----------------  ----------------
CAPITAL STOCK                                         Ps. 1,495,885       Ps. 7,587,719    Ps.   1,512,083    Ps.  7,661,723
ADDITIONAL PAID-IN CAPITAL                                3,838,177           3,875,418            187,797           225,065
LEGAL RESERVE                                               621,921           1,269,487            585,029         1,231,128
RESERVE FOR REPURCHASE OF SHARES                          2,255,655           5,284,975          2,695,761         5,736,233
UNAPPROPRIATED EARNINGS                                   6,886,148          10,688,173          6,148,312        11,335,470
CUMULATIVE EFFECT OF DEFERRED  TAXES                     (2,197,681)         (2,747,622)        (2,197,681)       (2,747,622)
NET INCOME FOR THE PERIOD                                        --           3,596,603            737,836           767,176
DEFICIT FROM RESTATEMENT                                         --          (3,126,415)                --        (3,221,608)
                                                                      ------------------                     ----------------
TOTAL MAJORITY STOCKHOLDERS' EQUITY                                     Ps.  26,428,338                        Ps.20,987,565
                                                                      ==================                     ================


     IN CONNECTION WITH THE APPROVAL OF THE COMPANY'S SHAREHOLDERS ON APRIL 30, 2002 TO ISSUE ADDITIONAL SERIES "A" SHARES IN AN AGGREGATE AMOUNT OF TO 4.5% OF THE COMPANY'S OUTSTANDING CAPITAL STOCK (430,350,671 SERIES "A" SHARES), IN SEPTEMBER 2002 AND DECEMBER 2003 THE COMPANY INCREASED ITS CAPITAL STOCK IN THE AMOUNT OF PS. 426 AND PS. 4,023,376, RESPECTIVELY, BY ISSUING 43,117 AND 430,307,554 SERIES "A" SHARES, RESPECTIVELY. AS A RESULT OF THESE CAPITAL INCREASES, THE COMPANY RECOGNIZED IN SEPTEMBER 2002 AND DECEMBER 2003 AN ADDITIONAL PAID-IN CAPITAL OF PS. 390 AND PS. 3,650,380, RESPECTIVELY.

     THE 430,307,554 SERIES "A" SHARES ISSUED BY THE COMPANY IN DECEMBER 2003, WERE REPURCHASED BY THE COMPANY IN THAT DATE TO BE OFFERED TO PLAN PARTICIPANTS THOUGH ONE SPECIAL PURPOSE TRUST (SEE NOTE 6).

     ON APRIL 30, 2003, THE COMPANY'S STOCKHOLDERS APPROVED (I) A PAYMENT OF DIVIDENDS FOR A NOMINAL AMOUNT OF PS.550,000, WHICH WERE PAID ON JUNE 30, 2003 AS FOLLOWS: A DIVIDEND OF PS.0.18936541 PER CPO AND A DIVIDEND OF PS.0.05260150265 PER SERIES "A" SHARE (NOT IN THE FORM OF A CPO UNIT); AND
(II) THE CANCELLATION OF 33,131,712 SHARES OF CAPITAL STOCK IN THE FORM OF 11,043,904 CPOS, WHICH WERE PART OF THE REPURCHASES OF SHARES MADE BY THE COMPANY IN 2000 AND FROM JANUARY TO APRIL 2003. ALSO, ON DECEMBER 23, 2003, THE COMPANY'S SHAREHOLDERS APPROVED THE CANCELLATION OF 61,671,000 SHARES OF CAPITAL STOCK IN THE FORM OF 20,557,000 CPOS, WHICH WERE REPURCHASES OF SHARES MADE BY THE COMPANY FROM MAY THROUGH DECEMBER 2003.

     AS OF  DECEMBER  31,  2003 AND  2002,  CAPITAL  STOCK IS NET OF SHARES
REPURCHASED OF PS.619,722 (NOMINAL PS.122,175) AND PS.246,737 (NOMINAL PS.48,643), RESPECTIVELY.

     AT DECEMBER 31, 2003, THE COMPANY'S NUMBER OF SHARES OF CAPITAL STOCK AUTHORIZED AND ISSUED, REPURCHASED AND OUTSTANDING CONSISTED OF:

                                  AUTHORIZED
SHARES                            AND ISSUED             REPURCHASED (*)            OUTSTANDING
--------------------------   ----------------------  ------------------------  ----------------------
SERIES "A"                           4,989,449,767               541,247,226           4,448,202,541
SERIES "L"                           2,239,549,096                86,848,654           2,152,700,442
SERIES "D"                           2,239,549,096                86,848,654           2,152,700,442
                             ----------------------  ------------------------  ----------------------
                                     9,468,547,959               714,944,534           8,753,603,425
                             ======================  ========================  ======================


(*) SHARES REPURCHASED INCLUDE 260,545,962 SHARES IN THE FORM OF 86,848,654 CPOS AND ADDITIONAL 24,091,018 SERIES "A" SHARES (NOT IN THE FORM OF CPOS) THAT ARE BENEFICIALLY OWNED BY ONE OF THE COMPANY'S WHOLLY-OWNED SUBSIDIARIES.


6. REPURCHASE OF SHARES:

     AS OF DECEMBER 31, 2003, THE COMPANY'S STOCKHOLDERS HAD APPROVED APPROPRIATING FROM RETAINED EARNINGS A RESERVE AMOUNTING TO PS.6,616,401, FOR THE REPURCHASE OF SHARES AT THE DISCRETION OF MANAGEMENT. THE RESERVE FOR REPURCHASE OF SHARES WAS USED IN 1999, 2000 AND 2003 FOR AN AMOUNT OF PS. 272,045, PS. 608,124 AND PS. 451,257, RESPECTIVELY, IN CONNECTION WITH REPURCHASES OF SHARES IN THOSE YEARS.

     IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY IS RECOGNIZED AS A CHARGE TO
STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED IS RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

     THE 714,944,534 SHARES REPURCHASED AND HELD BY THE GROUP AS OF DECEMBER 31, 2003, ARE REFLECTED AS A CHARGE TO THE STOCKHOLDERS' EQUITY, AS FOLLOWS:


                                           SHARES REPURCHASED      SHARES OWNED BY ONE      SHARES REPURCHASED
STOCKHOLDERS' EQUITY                         BY THE COMPANY        COMPANY'S SUBSIDIARY         BY THE GROUP
---------------------------------------------------------------  ----------------------   ---------------------
CAPITAL STOCK                            Ps.           372,995   Ps.           246,727    Ps.           619,722
UNAPPROPRIATED EARNINGS                              3,650,380               2,073,772                5,724,152
                                         ----------------------  ----------------------   ---------------------
TOTAL                                    Ps.         4,023,375   Ps.         2,320,499    Ps.         6,343,874
                                         ======================  ======================   =====================


     IN SEPTEMBER 2002, THE COMPANY ANNOUNCED A SHARE REPURCHASE PROGRAM OF UP TO U.S.$400 MILLION OVER THE NEXT THREE YEARS. THE COMPANY STARTED REPURCHASING SHARES IN 2003 UNDER THIS REPURCHASE PROGRAM, AND FROM JANUARY 1, THROUGH DECEMBER 31, 2003, THE COMPANY REPURCHASED 94,800,300 SHARES IN THE FORM OF 31,600,100 CPOS FOR PS.533,431 (PS.520,187 NOMINAL).

     IN THE THIRD QUARTER OF 2003, THE GROUP SOLD 15,000,000 SHARES OF THE COMPANY IN THE FORM OF 5,000,000 CPOS FOR AN AMOUNT OF PS.71,699, IN CONNECTION WITH ITS STOCK OPTION PLAN.


7. INTEGRAL COST OF FINANCING:

     INTEGRAL COST OF FINANCING FOR THE YEARS ENDED DECEMBER 31,  CONSISTED
OF:

                                                2003                2002
                                          ------------------  -----------------
INTEREST EXPENSE (1)                       Ps.    1,375,770   Ps.    1,425,677
INTEREST INCOME                                    (649,892)          (613,074)
FOREIGN EXCHANGE  GAIN, NET (2)                    (193,355)          (219,213)
LOSS FROM MONETARY POSITION (3)                      82,004             43,957
                                          ------------------  -----------------
                                           Ps.      614,527   Ps.      637,347
                                          ==================  =================

(1) INCLUDES RESTATEMENT OF UDIS OF PS.139,331 AND PS.197,190 IN 2003 AND 2002, RESPECTIVELY.

(2)  NET OF THE  LOSS  OF  PS.468,989  AND  PS.826,847  IN 2003  AND  2002,
     RESPECTIVELY RESULTING FROM THE FOREIGN EXCHANGE RESULT ATTRIBUTABLE TO CERTAIN LONG-TERM DEBT SECURITIES WHICH ARE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION.

(3) THE GAIN OR LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NPCI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2003 AND 2002 OF PS.135,642 AND PS.186,888, RESPECTIVELY, ARISING FROM TEMPORARY DEFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8. DEFERRED TAXES:

     THE DEFERRED INCOME TAX LIABILITY AS OF DECEMBER 31, WAS DERIVED FROM:

                                                                      2003                 2002
                                                                -----------------   -------------------
ASSETS:
ACCRUED LIABILITIES                                             Ps.      503,173    Ps.        634,673
GOODWILL                                                                 853,746               871,298
TAX LOSS CARRYFORWARDS                                                   286,261               297,137
ALLOWANCE FOR DOUBTFUL ACCOUNTS                                          353,603               292,781
CUSTOMER ADVANCES                                                      1,452,949             1,236,244
OTHER ITEMS                                                             -                            -
                                                                -----------------   -------------------
                                                                       3,449,732             3,332,133
                                                                -----------------   -------------------
LIABILITIES:
INVENTORIES                                                           (1,267,319)           (1,859,448)
PROPERTY, PLANT AND EQUIPMENT - NET                                   (1,229,717)           (1,166,256)
OTHER ITEMS                                                             (399,955)             (527,417)
INNOVA                                                                (1,579,306)           (1,370,199)
                                                                -----------------   -------------------
                                                                      (4,476,297)           (4,923,320)
                                                                -----------------   -------------------
DEFERRED-INCOME TAX OF MEXICAN COMPANIES                             (1,026,565)           (1,591,187)
DEFERRED TAX OF FOREIGN SUBSIDIARIES                                    196,416              (370,439)
ASSETS TAX                                                             1,855,702             1,606,547
VALUATION ALLOWANCE                                                   (2,268,788)           (2,041,411)
                                                                -----------------   -------------------
DEFERRED INCOME TAX LIABILITY                                         (1,243,235)           (2,396,490)
DEFERRED TAX ASSETS OF DISCONTINUED OPERATIONS                         -
EFFECT ON CHANGE OF INCOME TAX RATES                                    102,674                279,674
                                                                -----------------   -------------------
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS                 Ps. (1,140,561)     Ps.     (2,116,816)
                                                                =================   ===================


9. EXTRAORDINARY ITEMS:

     NO EXTRAORDINARY ITEMS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002.



10. DISCONTINUED OPERATIONS:

     IN DECEMBER 2001, IN CONNECTION WITH A SERIES OF TRANSACTIONS THE GROUP REACHED AN AGREEMENT WITH UNIVISION TO SELL ITS MUSIC RECORDING BUSINESS IN THE UNITED STATES AND LATIN AMERICA, WHICH SALE WAS CONSUMMATED IN APRIL 2002. ACCORDINGLY, THE RESULTS OF OPERATIONS OF THE MUSIC RECORDING BUSINESS ARE REPORTED AS DISCONTINUED OPERATIONS FOR 2002.

     DISCONTINUED OPERATIONS OF THE MUSIC RECORDING SEGMENT FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002, ARE PRESENTED AS FOLLOWS:

                                                                                              2003                2002
                                                                                      ----------------------------------------
INCOME FROM MUSIC RECORDING OPERATIONS                                                PS.            -       Ps.        1,760

GAIN  (LOSS) ON  DISPOSAL OF MUSIC RECORDING OPERATIONS, NET OF INCOME TAXES OF
   Ps.30,191 AND PS.557,900, RESPECTIVELY                                                      (64,157)             1,103,250
                                                                                      ----------------------------------------
                                                                                      PS.      (64,157)      Ps.    1,105,010
                                                                                      ========================================

     SUMMARIZED INFORMATION ON RESULTS OF THE DISCONTINUED MUSIC RECORDING OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002, IS AS FOLLOWS:

                                                               2002
                                                         ------------------
NET SALES                                                Ps.       215,583
COST OF SALES                                                      157,414
OPERATING EXPENSES                                                  37,484
DEPRECIATION AND AMORTIZATION                                          800
OPERATING INCOME                                                    19,885
INCOME BEFORE INCOME TAX                                            12,315
INCOME TAXES                                                        10,555
NET INCOME FROM DISCONTINUED OPERATIONS                              1,760


11. CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     NO CUMULATIVE EFFECT OF ACCOUNTING CHANGE WAS RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002.


12. QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

     THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED DECEMBER 31, 2003, ARE AS FOLLOWS:

                                                                      INDEX AT END
        QUARTER               ACCUMULATED            QUARTER            OF PERIOD          ACCUMULATED           QUARTER
------------------------  ---------------------  -----------------  ------------------  ------------------  -------------------
1(degree)/ 03              P.S.        250,079    PS.     250,079          104.261       Ps.     256,639     Ps.      256,639
2(degree)/ 03                        1,515,190          1,265,286          104.188             1,556,026            1,299,387
3(degree)/ 03                        2,217,022            686,024          105.275             2,253,264              697,238
4(degree)/ 03                        3,596,603          1,343,339          106.996             3,596,603            1,343,339


(1) AS REPORTED IN EACH QUARTER.



13. INFORMATION BY SEGMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002, WERE AS FOLLOWS:

                                            TOTAL REVENUES      INTERSEGMENT       CONSOLIDATED      OPERATING INCOME
                                                                  REVENUES           REVENUES             (LOSS)
                                            ---------------   -----------------  -----------------   ------------------
2002:
TELEVISION BROADCASTING                     PS. 14,596,503    PS.      104,661   PS.   14,491,842    PS.     4,745,871
PROGRAMMING FOR PAY TELEVISION                     632,209              59,278            572,931               62,656
PROGRAMMING LICENSING                            1,461,051                   -          1,461,051              226,658
PUBLISHING                                       1,750,040              27,163          1,722,877              253,256
PUBLISHING DISTRIBUTION                          1,397,200              11,717          1,385,483               (1,927)
CABLE TELEVISION                                 1,152,268                 499          1,151,769              209,474
RADIO                                              194,501              43,647            150,854              (47,557)
OTHER BUSINESSES                                 1,610,395             130,629          1,479,766             (463,959)
ELIMINATIONS AND CORPORATE EXPENSES               (377,594)           (377,594)                 -             (149,222)
                                            ---------------   -----------------  -----------------   ------------------
CONSOLIDATED TOTAL                          PS. 22,416,573    PS.            -   PS.   22,416,573    PS.     4,835,250
                                            ===============   =================  =================   ==================

2003:
TELEVISION BROADCASTING                     PS. 15,387,002    PS.       70,112   PS.   15,316,890    PS.     5,617,066
PROGRAMMING FOR PAY TELEVISION                     699,677              55,877            643,800              114,703
PROGRAMMING LICENSING                            1,630,155                   -          1,630,155              490,622
PUBLISHING                                       1,787,753               6,875          1,780,878              327,239
PUBLISHING DISTRIBUTION                          1,776,224               6,617          1,769,607              (11,622)
CABLE TELEVISION                                   986,507               4,872            981,635              120,914
RADIO                                              249,306              47,079            202,227                6,949
OTHER BUSINESSES                                 1,361,278             123,257          1,238,021             (470,627)
ELIMINATIONS AND CORPORATE EXPENSES               (314,689)           (314,689)                 -             (149,307)
                                            ---------------   -----------------  -----------------   ------------------
CONSOLIDATED TOTAL                          PS. 23,563,213     PS.           -    PS.  23,563,213    PS.     6,045,937
                                            ===============   =================  =================   ==================




14. REFINANCING

     ON MAY 7, 2003 THE COMPANY ENTERED INTO A LONG-TERM CREDIT AGREEMENT WITH A MEXICAN BANK FOR AN AGGREGATE AMOUNT OF PS.800,000, WITH TWO TRANCHES OF PS.400,000 EACH. THE AVERAGE ANNUAL INTEREST RATE EQUALS 8.925% PLUS ADDITIONAL BASIS POINTS FROM 0 TO 45 BASED ON THE MAINTENANCE OF CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS. INTEREST DUE IN CONNECTION WITH THIS CREDIT AGREEMENT IS PAYABLE ON A 28-DAY BASIS. THIS INDEBTEDNESS HAS TWO SEMIANNUAL MATURITIES OF PS.40,000 EACH IN 2004, TWO SEMIANNUAL MATURITIES OF PS.120,000 EACH IN 2006 AND TWO QUARTERLY MATURITIES OF PS.240,000 EACH IN 2008. THE NET PROCEEDS OF THIS CREDIT AGREEMENT WERE PRIMARILY USED TO PAY AMOUNTS OUTSTANDING UNDER THE SERIES "A" SENIOR NOTES WHICH MATURED ON MAY 15, 2003. UNDER THE TERMS OF THIS CREDIT AGREEMENT, THE COMPANY AND ITS RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING ARE REQUIRED TO MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS AND ARE SUBJECT TO CERTAIN RESTRICTIVE COVENANTS SIMILAR TO THE RATIOS AND COVENANTS OF THE U.S.$100 MILLION SYNDICATED TERM LOAN.


15. ACQUISITION OF TELESPECIALIDADES AND DISPOSAL OF VIA DIGITAL

     IN JUNE 2003, THE COMPANY SUBSTANTIALLY COMPLETED THE ACQUISITION OF ALL THE OUTSTANDING EQUITY OF TELESPECIALIDADES, S.A. DE C.V. ("TELESPECIALIDADES"), A COMPANY WHICH WAS OWNED BY ALL OF THE SHAREHOLDERS OF GRUPO TELEVICENTRO, S.A. DE C.V. ("TELEVICENTRO"), THE GROUP'S CONTROLLING COMPANY. THE TOTAL CONSIDERATION PAID IN THE THIRD QUARTER OF 2003 IN CONNECTION WITH THIS ACQUISITION WAS U.S.$83 MILLION (PS.880,592), WHICH WAS FINANCED WITH CASH ON HAND. AT THE TIME OF THE ACQUISITION, TELESPECIALIDADES'S NET ASSETS CONSISTED PRINCIPALLY OF 4,773,849 SHARES OF THE COMPANY'S CAPITAL STOCK IN THE FORM OF 1,591,283 CPOS, WHICH SECURITIES WERE PREVIOUSLY OWNED BY TELEVICENTRO, AND TAX LOSS CARRYFORWARDS FOR APPROXIMATELY PS.6,457,000. THE TERMS OF THIS ACQUISITION WERE APPROVED BY THE COMPANY'S BOARD OF DIRECTORS AND AUDIT COMMITTEE. BEGINNING JUNE 30, 2003, THE GROUP RECOGNIZES THE SHARES OF THE COMPANY OWNED BY TELESPECIALIDADES AS A SHARE REPURCHASE.

     IN APRIL 2003, THE GROUP SOLD A PORTION OF ITS MINORITY INTEREST IN THE CAPITAL STOCK OF DTS DISTRIBUIDORA DE TELEVISION DIGITAL, S.A. ("VIA DIGITAL"), A DTH VENTURE IN SPAIN, FOR AN AGGREGATE AMOUNT OF APPROXIMATELY
27.5 MILLION EUROS (PS.356,459) IN CASH. THE GROUP RECOGNIZED A PRE-TAX GAIN OF SUCH AMOUNT ON THIS SALE, WHICH REPRESENTED THE EXCESS OF THE CASH PROCEEDS OVER THE CARRYING VALUE OF THE RELATED NET INVESTMENT IN VIA DIGITAL AT THE TRANSACTION DATE. A PORTION OF THE NET PROCEEDS FROM THIS DIVESTITURE WERE USED TO PREPAY ALL OF THE AMOUNTS THEN OUTSTANDING UNDER A LONG-TERM LOAN FOR APPROXIMATELY 23.6 MILLION EUROS WITH AN ORIGINAL MATURITY IN JUNE 2003.

     IN THE THIRD QUARTER OF 2003, THE GROUP EXCHANGED ITS REMAINING SHARES OF VIA DIGITAL FOR SHARES OF SOGECABLE, A PUBLIC PAY TELEVISION COMPANY IN SPAIN, IN CONNECTION WITH A MERGER IN WHICH SOGECABLE BECAME THE SURVIVING ENTITY. AS A RESULT OF THIS TRANSACTION, THE GROUP RECOGNIZED A COST INVESTMENT IN SOGECABLE AND A NON-CASH GAIN ON EXCHANGE OF SHARES FOR THE AMOUNT OF APPROXIMATELY 3.3 MILLION EUROS (PS.43,801).

16. MERGER OF UNIVISION AND HISPANIC BROADCASTING CORPORATION

     ON SEPTEMBER 22, 2003, UNIVISION AND HISPANIC BROADCASTING CORPORATION ("HBC"), A LEADING SPANISH-LANGUAGE RADIO GROUP IN THE UNITED STATES, ANNOUNCED THAT A CLEARANCE FROM THE U.S. FEDERAL COMMUNICATIONS COMMISSION WAS GRANTED TO THESE COMPANIES TO COMPLETE A PROPOSED MERGER OF THEIR BUSINESSES. FOLLOWING THIS APPROVAL, THE HBC COMMON STOCK WAS CONVERTED INTO 0.85 SHARES OF UNIVISION CLASS "A" COMMON STOCK, GIVING HBC SHAREHOLDERS APPROXIMATELY 26.5% OF THE ENLARGED UNIVISION'S FULLY DILUTED ECONOMIC OWNERSHIP.

     AS A  RESULT  OF THIS  MERGER,  THE  GROUP'S  OWNERSHIP  IN  UNIVISION
DECREASED FROM 14.7% TO 10.9% ON A FULLY DILUTED BASIS (AND FROM APPROXIMATELY 13.2% TO 9.4% ON A CURRENT OWNERSHIP BASIS). HOWEVER, THE GROUP INCREASED THE CARRYING VALUE OF ITS INVESTMENT IN UNIVISION BY RECOGNIZING A GAIN ON ISSUANCE OF SHARES OF UNIVISION OF APPROXIMATELY PS. 2,878,100, IN THE FOURTH QUARTER OF 2003, WHICH WAS ACCOUNTED FOR AS OTHER COMPREHENSIVE INCOME IN THE GROUP'S STOCKHOLDERS EQUITY, AND CALCULATED BASED ON PRELIMINARY ESTIMATES MADE AND REPORTED BY UNIVISION.

                             - - - - - - - - -

                      MEXICO, D.F., FEBRUARY 25, 2004

                                                 MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                    QUARTER:       4                 YEAR:   2003
GRUPO TELEVISA, S.A.
                                               RELATION OF SHARES INVESTMENTS

                                                        ANNEX 3                                                   CONSOLIDATED
                                                                                                                FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------
                                                                                         %                TOTAL AMOUNT
                                                                      NUMBER         OWNERSHIP        (THOUSANDS OF PESOS)
                                                                                              --------------------------------
                 COMPANY NAME (1)        MAIN ACTIVITIES            OF SHARES           (2)        ACQUISITION       PRESENT
                                                                                                      COST          VALUE (3)
------------------------------------------------------------------------------------------------------------------------------

SUBSIDIARIES

 1   CORPORATIVO VASCO DE QUIROGA,       PROMOTION AND               19,509,544        100.00       1,836,819       1,741,963
     S.A. DE C.V.                        DEVELOPMENT OF
                                         COMPANIES
 2   CVQ ESPECTACULOS, S.A. DE C.V.      PROMOTION AND               10,660,871        100.00       1,367,744         544,307
                                         DEVELOPMENT OF
                                         COMPANIES
 3   DTH EUROPA, S.A.                    PROMOTION AND                  465,711         79.95         264,460        (618,430)
                                         DEVELOPMENT OF
                                         COMPANIES
 4   EDITORA FACTUM, S.A. DE C.V.        PROMOTION AND              527,908,167        100.00       1,715,006       1,605,142
                                         DEVELOPMENT OF
                                         COMPANIES
 5   EDITORIAL TELEVISA, S.A. DE C.V.    PROMOTION AND                1,037,498        100.00         823,582       1,499,922
                                         DEVELOPMENT OF
                                         COMPANIES
 6   FACTUM MAS, S.A. DE C.V.            PROMOTION AND            5,271,100,701        100.00       4,585,127        (365,651)
                                         DEVELOPMENT OF
                                         COMPANIES
 7   GRUPO DISTRIBUIDORAS INTERMEX,      DISTRIBUTION OF BOOKS      349,470,905        100.00         822,778         694,308
     S.A. DE C.V.                        AND MAGAZINES
 8   GRUPO RADIOPOLIS, S.A. DE C.V.      PROMOTION AND              418,881,301        100.00         342,274       7,734,014
                                         DEVELOPMENT OF
                                         COMPANIES
 9   PROMO-INDUSTRIAS                    PROMOTION AND                  515,523        100.00             102          57,753
     METROPOLITANAS, S.A. DE C.V.        DEVELOPMENT OF
                                         COMPANIES
 10  SISTEMA RADIOPOLIS, S.A. DE C.V.    COMMERCIALIZATION OF        76,070,313         50.00         764,739         192,928
                                         RADIO PROGRAMMING
 11  TELEPARABOLAS, S.L.                 MAINTENANCE OF                   1,500        100.00             750             796
                                         PARABOLIC DISHES
 12  TELESISTEMA MEXICANO, S.A. DE C.V.  COMMERCIALIZATION OF       160,721,725        100.00      11,901,180      17,096,280
                                         TELEVISION
 13  TELEVISA ARGENTINA, S.A.            COMMERCIAL OPERATION         6,920,920        100.00         115,371          15,593
                                         OF TELEVISION
 14  TELEVISA, S.A. DE C.V.              PRODUCTION AND               6,800,750         36.34       7,555,759       8,795,259
                                         BROADCASTING OF T.V.
                                         PROGRAMMING
 15  TELEVISION INDEPENDIENTE DE         PROMOTION AND               16,997,306         99.96       1,265,724       4,806,641
     MEXICO, S.A. DE C.V.                DEVELOPMENT OF
                                         COMPANIES
 16  CAPITALIZED INTEGRAL COST OF                                             1                                       215,412
     FINANCING, 1994
 17  CAPITALIZED INTEGRAL COST OF                                             1                                       388,334
     FINANCING, 1995
 18  CAPITALIZED INTEGRAL COST OF                                             1                                        26,905
     FINANCING, 1996
 19  CAPITALIZED INTEGRAL COST OF                                             1                                        22,133
     FINANCING, 1998

------------------------------------------------------------------------------------------------------------------------------

     TOTAL INVESTMENT IN SUBSIDIARIES                                                              33,361,415      44,453,609

------------------------------------------------------------------------------------------------------------------------------

ASSOCIATEDS
 1   ARGOS COMUNICACION, S.A. DE C.V.    OPERATION AND/OR            33,000,000         15.30         137,000          14,353
                                         BROADCASTING OF T.V.
 2   DIBUJOS ANIMADOS MEXICANOS          PRODUCTION OF                1,735,560         49.00           4,384             731
     DIAMEX, S.A. DE C.V.                ANIMATED CARTOONS
 3   DTH TECHCO PARTNERS                 SERVICES FOR SATELLITE               1         30.00         117,900         122,220
                                         PAY TELEVISION
 4   EDITORIAL CLIO, LIBROS Y VIDEOS,    PUBLISHING AND PRINTING      2,627,050         30.00          26,270          13,512
     S.A. DE C.V.                        OF BOOKS AND
                                         MAGAZINES.
 5   ENDEMOL MEXICO, S.A. DE C.V.        COMMERCIALIZATION OF         1,635,000         50.00           1,635           6,154
                                         TELEVISION
                                         PROGRAMMING
 6   EN VIVO ESPECTACULOS, S. DE R.L.    LIVE ENTERTAINMENT IN                2        100.00              25          (4,226)
     DE C.V.                             MEXICO
 7   GRUPO EUROPRODUCCIONES, S.A.        PROMOTION AND                    7,275         30.00          93,407         116,785
                                         DEVELOPMENT OF
                                         COMPANIES
 8   OCESA ENTRETENIMIENTO, S.A. DE      LIVE ENTERTAINMENT IN       14,100,000         40.00       1,095,581         457,697
     C.V.                                MEXICO
 9   SKY LATIN AMERICA PARTNERS          ADMINISTRATIVE SERV.                 1         30.00           1,974          10,474
                                         FOR THE DTH VENTURES
 10  TELEVISORA DEL YAQUI, S.A. DE C.V.  OPERATION AND/OR             4,124,986         15.00             412           5,552
                                         BROADCASTING OF T.V.
 11  TUTV, LLC                           COMMERCIALIZATION OF                 1         50.00          25,752          12,486
                                         TELEVISION PROGRAMMING
 12  UNIVISION COMMUNICATIONS, INC.      BROADCASTING OF T.V.        30,187,534          9.37       5,602,976       5,306,956
                                         SPANISH PROGRAMS

------------------------------------------------------------------------------------------------------------------------------
     TOTAL INVESTMENT IN ASSOCIATEDS                                                                7,107,316       6,062,694
------------------------------------------------------------------------------------------------------------------------------
     OTHER PERMANENT INVESTMENTS                                                                                      225,846
------------------------------------------------------------------------------------------------------------------------------
     TOTAL                                                                                                         50,742,149
------------------------------------------------------------------------------------------------------------------------------


                                                 MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA
GRUPO TELEVISA, S.A.

                                                   CREDITS BREAK DOWN
                                                  (Thousands of Pesos)


---------------------------------------------------------------------------------------------
                                                                           Denominated
                                                                             In Pesos
                                                                       ----------------------
           Credit Type / Institution            Amortization  Rate of   Until 1  More Than
                                                    Date      Interest   Year      1 Year
---------------------------------------------------------------------------------------------
BANKS
---------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
---------------------------------------------------------------------------------------------
SINDICADO                                        12/21/2006       2.09
BANAMEX, S.A.                                     5/1/2008        8.93    80,000    720,000
BANCA SERFIN, S.A.                                5/15/2006       6.84    64,000     96,000
BANAMEX, S.A.                                     7/24/2004       6.70   114,469
BANK OF AMERICA                                   3/31/2010       2.37
BNP PARIBAS                                       3/28/2008       1.57
SUNTRUST BANK MIAMI, NATIONAL                     4/1/2008        4.53
INBURSA, S.A.                                     11/1/2006       6.15     7,631     10,911
BANCO DE BILBAO VIZCAYA, S.A.                     1/30/2006       5.86
LEASING DE OCCIDENTE                              3/19/2005      13.87
LEASING DE COLOMBIA                               3/21/2005      14.53
LEASING DEL VALLE                                 2/8/2004       13.39
SANTANDER CENTRAL HISPANO LEASING, S.A.           1/24/2006      14.74
---------------------------------------------------------------------------------------------
TOTAL BANKS                                                              266,100    826,911
---------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
---------------------------------------------------------------------------------------------
UNSECURED DEBT
---------------------------------------------------------------------------------------------
HOLDERS                                             5/13/2006   12.486
HOLDERS                                              8/8/2005    9.069
HOLDERS                                             9/13/2011     8.41
HOLDERS                                             3/11/2032     8.94
UDI DENOMINATED-NOTES                               4/13/2007     8.15            3,640,302
---------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                                           -  3,640,302
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
SUPPLIERS
---------------------------------------------------------------------------------------------
VARIOUS                                                                  957,767
---------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                                          957,767          -
---------------------------------------------------------------------------------------------





---------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
---------------------------------------------------------------------------------------------
VARIOUS                                                                  756,425     67,288
---------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                                        756,425     67,288
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                                                       1,980,292  4,534,501
---------------------------------------------------------------------------------------------


NOTES
    THE  BANCO NACIONAL  DE  MEXICO  LOAN   WAS   REFINACED  IN  JULY 2000,  AND
    THE MATURITY OF SUCH LOAN AND INTEREST PAYABLE WERE CHANGED AS RE-FLECTED IN THIS SCHEDULE.

     THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY
     WERE AS FOLLOWS    :

            $           11.2250     PESOS PER U.S. DOLLAR
                         0.0040     PESOS PER COLOMBIAN PESO


(TABLE CONT'D)

                                         ANNEX 5                               QUARTER:       4                YEAR:   2003




                                                                                                               CONSOLIDATED
                                                                                                             FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------------
Amortization of Credits in Foreign Currency With National   Amortization of Credits in Foreign Currency With Foreign
              Entities (Thousands of $)                                   Entities (Thousands of $)
---------------------------------------------------------------------------------------------------------------------------
                    Time Interval                                              Time Interval
---------------------------------------------------------------------------------------------------------------------------
Current   Until 1   Until 2   Until 3   Until 4   Until 5   Current   Until 1    Until 2    Until 3   Until 4    Until 5
 Year      Year      Year      Year      Year      Year      Year      Year       Year       Year      Year       Year
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                                                   449,000   673,500



                                                                           562         562       562       562      29,459
                                                                         7,065       7,065     7,065     6,297       1,642
                                                                         4,700       4,490     4,490     4,490       4,490

                                                                         5,757       2,199       378
                                                                           527         276
                                                                           277         273       165
                                                                           150           3
                                                                            55          60         6
---------------------------------------------------------------------------------------------------------------------------
    -         -         -         -         -         -         -       19,093     463,928   686,166    11,349      35,591
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                                                              59,975
                                                                                 2,245,000
                                                                                                                 3,367,500
                                                                                                                 3,367,500

---------------------------------------------------------------------------------------------------------------------------
       -         -         -         -         -         -         -         -   2,245,000    59,975         0   6,735,000
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         1,012,529                                                     378,283
---------------------------------------------------------------------------------------------------------------------------
       - 1,012,529         -         -         -         -         -   378,283           -         -         -           -
---------------------------------------------------------------------------------------------------------------------------





---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
           616,937   528,911                                       -    73,309     112,306
---------------------------------------------------------------------------------------------------------------------------

       -   616,937   528,911         -         -         -         -    73,309     112,306         -         -           -
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
       - 1,629,466   528,911         -         -         -         -   470,685   2,821,234   746,141    11,349   6,770,591
---------------------------------------------------------------------------------------------------------------------------




                                                 MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                              QUARTER:       4                        YEAR:   2003
GRUPO TELEVISA, S.A.

                                           MONETARY FOREIGN CURRENCY POSITION
                                                  (Thousands of Pesos)

                                                        ANNEX 6                                                    CONSOLIDATED
                                                                                                                 FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------------
                                           DOLLARS (1)                              OTHER CURRENCIES                TOTAL
                                        ----------------------------------------------------------------------
             TRADE BALANCE                  THOUSANDS        THOUSANDS         THOUSANDS        THOUSANDS         THOUSANDS
                                           OF DOLLARS         OF PESOS        OF DOLLARS         OF PESOS         OF PESOS
--------------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                  415,988        4,669,465            30,454          341,846         5,011,311
LIABILITIES POSITION                        1,133,732       12,726,142            26,479          297,226        13,023,368
SHORT-TERM LIABILITIES POSITION               164,808        1,849,970            26,296          295,172         2,145,142

LONG-TERM LIABILITIES POSITION                968,924       10,876,172               183            2,054        10,878,226

--------------------------------------------------------------------------------------------------------------------------------
NET BALANCE                                  (717,744)      (8,056,677)            3,975           44,620        (8,012,057)
--------------------------------------------------------------------------------------------------------------------------------



NOTES

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

            $   11.2250   PESOS PER U.S. DOLLAR
                14.2500   PESOS PER EURO
                 3.7922   PESOS PER ARGENTINEAN PESO
                11.2250   PESOS PER PANAMANIAN BALBOA
                 0.0189   PESOS PER CHILEAN PESO
                 0.0040   PESOS PER COLOMBIAN PESO
                 3.2404   PESOS PER PERUVIAN NUEVO SOL
                20.3200   PESOS PER POUNDS STERLING
                11.2250   PESOS PER ECUADORIAN SUCRE

THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES, ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.




                                                 MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                          QUARTER:       4          YEAR:   2003
GRUPO TELEVISA, S.A.
                                                 INTEGRATION AND INCOME
                                          CALCULATION BY MONETARY POSITION (1)
                                                  (Thousands of Pesos)

                                                        ANNEX 7                                                  CONSOLIDATED
                                                                                                               FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------
                                                                       (ASSET)
                                                                      LIABILITIES                               MONTHLY
                                MONETARY           MONETARY            MONETARY             MONTHLY            (PROFIT)
          MONTH                  ASSETS          LIABILITIES           POSITION            INFLATION           AND LOSS
------------------------------------------------------------------------------------------------------------------------------

JANUARY                       20,592,448         20,998,826               406,378               0.00               1,643

FEBRUARY                      20,892,759         19,276,113            (1,616,646)              0.00              (4,489)

MARCH                         19,329,782         21,198,639             1,868,857               0.01              11,796

APRIL                         19,050,700         21,537,252             2,486,552               0.00               4,245

MAY                           18,954,674         21,319,938             2,365,264               0.00              (7,630)

JUNE                          18,503,849         21,587,363             3,083,514               0.00               2,547

JULY                          15,651,006         20,411,858             4,760,852               0.00               6,898

AUGUST                        15,592,846         20,277,301             4,684,455               0.00              14,049

SEPTEMBER                     22,552,440         21,033,429            (1,519,011)              0.01              (9,058)

OCTOBER                       19,802,983         20,834,434             1,031,451               0.00               3,781

NOVEMBER                      21,374,473         20,920,370              (454,103)              0.00              (3,769)

DECEMBER                      22,742,784         21,749,702              (993,082)              0.00              (4,268)

ACTUALIZATION:                                                                  -                                    555

CAPITALIZATION:                                                                 -                                      -

FOREIGN CORP.:                                                                  -                                 37,262

OTHER                                                                           -                               (135,566)

-------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                            (82,004)
-------------------------------------------------------------------------------------------------------------------------


NOTES

              THE AMOUNT REFLECTED IN "OTHER" INCLUDES A GAIN FROM MONETARY POSITION DERIVED FROM DEFERRED TAXES FOR PS. 135,642 WHICH WAS CLASSIFIED IN THE DEFERRED INCOME TAX PROVISION IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES.


                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA           QUARTER: 4                  YEAR: 2003
GRUPO TELEVISA, S.A.

      CONVENANTS ON BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET

                                  ANNEX 8

                                                                  CONSOLIDATED
                                                                FINAL PRINTING
------------------------------------------------------------------------------
            FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

------------------------------------------------------------------------------
        THE AGREEMENTS OF THE U.S.$200 MILLION, U.S.$300 MILLION AND
        U.S.$300 MILLION SENIOR NOTES WITH MATURITY IN 2005, 2011 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF
        THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS
        TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS,
        AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR
        TRANSACTIONS.








------------------------------------------------------------------------------
                    CONVENANT COMPLIANCE REPRESENTATION
------------------------------------------------------------------------------

        AT DECEMBER 31, 2003, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.




                --------------------------------------------
                       C.P. JORGE LUTTEROTH ECHEGOYEN
                         CONTROLLER, VICE-PRESIDENT




                       MEXICO, D.F. FEBRUARY 25, 2003

                                                 MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                     QUARTER:       4                  YEAR:   2003
GRUPO TELEVISA, S.A.

                                    PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                        ANNEX 9                                                     CONSOLIDATED
                                                                                                                  FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------------------

             PLANT OR CENTER                         ECONOMIC ACTIVITY                    PLANT                UTILIZATION
                                                                                       CAPACITY (1)                (%)
---------------------------------------------------------------------------------------------------------------------------------
 TELEVISION:                                                                                           0                       0
CORPORATIVO SANTA FE                      HEADQUARTERS                                                 0                       0
TELEVISA SAN ANGEL                        PRODUCTION AND BROADCASTING PROGRAMMING.                     0                       0
TELEVISA CHAPULTEPEC                      PRODUCTION AND BROADCASTING PROGRAMMING.                     0                       0
REAL ESTATE                               LAND AND UNOCCUPIED, BUILDING,                               0                       0
                                          PARKING LOTS, ADMINISTRATIVE                                 0                       0
                                          OFFICES, RADIO ANTENNAS,                                     0                       0
                                          TELEVISION STATIONS FACILITIES.                              0                       0
TRANSMISSION STATIONS                     BROADCASTER STATIONS.                                        0                       0
PUBLISHING:                                                                                            0                       0
EDITORIALS                                ADMINISTRATION, SALES, PRODUCTION,                           0                       0
                                          STORAGE AND DISTRIBUTION OF                                  0                       0
                                          MAGAZINES AND NEWSPAPERS.                                    0                       0
AUDIO:                                                                                                 0                       0
SISTEMA RADIOPOLIS, S.A. DE C             BROADCASTER STATIONS.                                        0                       0
CABLE TELEVISION:                                                                                      0                       0
CABLEVISION, S.A. DE C.V.                 CABLE TELEVISION, SIGNAL CONDUCTION                          0                       0
                                          AND TRANSMISSION EQUIPMENT.                                  0                       0
OTHER BUSINESSES:                                                                                      0                       0
IMPULSORA DEL DEPORTIVO                   SOCCER, SOCCER TEAMS, TRAINING                               0                       0
NECAXA, S.A. DE C.V. AND CLUB             FACILITIES, ADMINISTRATIVE OFFICES AND                       0                       0
DE FUTBOL AMERICA, S.A. DE C.             THE AZTECA STADIUM.                                          0                       0
COMUNICACIONES MTEL, S.A. DE              NATIONWIDE PAGING.                                           0                       0
AUDIOMASTER 3000, S.A. DE C.V             DUBBING, DUBBING EQUIPMENT AND                               0                       0
                                          STUDIOS, AND ADMINISTRATIVE                                  0                       0
                                          OFFICES.                                                     0                       0





---------------------------------------------------------------------------------------------------------------------------------

NOTES


                                                   MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                         QUARTER:  4                   YEAR:   2003
GRUPO TELEVISA, S.A.

                                                     MAIN RAW MATERIALS

                                                          ANNEX 10                                                  CONSOLIDATED
                                                                                                                  FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------------
                                        MAIN                                             MAIN            DOM.         COST
          DOMESTIC                    SUPPLIERS                 FOREIGN               SUPPLIERS         SUBST.     PRODUCTION
                                                                                                                      (%)
--------------------------------------------------------------------------------------------------------------------------------

TAPES  AND VIDEOCASSETTE      HEWLETT PACKARD,
FOR RECORDING                 S.A. DE C.V.                                                                              0.22
                              FUJI FILM, S.A. DE C.V.                                                                   0.03
                                                        VIDEOCASSETTE
                                                        FOR RECORDING           COLOR CASSETES            YES           0.42
PROGRAMS AND FILMS            ALAMEDA FILMS,
                              S.A.                                                                                      0.09
                              ANIME CREATIVE
                              CORPORATION                                                                               0.22
                              CIMA FILMS, S.A.
                              DE C.V.                                                                                   0.17
                              CINEMATOGRAFICA
                              CALDERON, S.A.                                                                            0.13
                              CINEMATOGRAFICA
                              FILMEX, S.A. DE C.V.                                                                      0.10
                              CINEMATOGRAFICA
                              RODRIGUEZ, S.A.                                                                           0.43
                              CHURUBUSCO, S.A.                                                                          0.34
                              DIANA INTERNACIO
                              NAL  FILMS, S.A.                                                                          1.42
                              DISTRIBUIDORA RO
                              MARI, S.A. DE C.V.                                                                        1.40
                              GRUPO GALINDO,
                              S.A. DE C.V.                                                                              0.19
                              GUIAS, S.A. DE C.V.                                                                       0.21
                              GUSSI, S.A. DE C.V.                                                                       2.59
                              NUVISION, S.A.                                                                            1.20
                              ORO FILMS,
                              S.A. DE C.V.                                                                              0.18
                              PELICULAS  RODRI
                              GUEZ, S.A.                                                                                0.68
                              PELICULAS Y VI
                              DEOS INTERNACIO
                              NALES, S.A.                                                                               0.30
                              PRODUCCIONES
                              ALFA AUDIOVISUAL
                              S.A. DE C.V.                                                                              0.10
                              PRODUCCIONES
                              GALUBI, S.A.                                                                              0.10
                              PRODUCCIONES
                              GONZALO ELVIRA                                                                            0.12
                              QUALITY FILMS, S.A.                                                                       0.13
                              SECINE, S.A. DE C.V.                                                                      0.40
                              TELE ALIANZA,
                              S.A. DE C.V.                                                                              0.25
                              UNION INTERNACIONAL
                              S.A. DE C.V.                                                                              0.14
                              OTHER                                                                                     1.30
                                                        PROGRAMS AND FILMS      ABC DISTRIBUTION
                                                                                COMPANY                   NO            0.78
                                                                                ALFRED HABER
                                                                                DISTRIBUTION, INC.        NO            0.51
                                                                                ALLIANCE
                                                                                INTERNATIONAL             NO            0.82
                                                                                AMERICA PRO
                                                                                DUCCIONES, S.A.           NO            0.42
                                                                                ARGENTINA SONO
                                                                                FILMS, S.A.               NO            0.04
                                                                                B.R.B. INTERNA
                                                                                CIONAL, S.A.              NO            0.38
                                                                                BETAFILM GMBH
                                                                                & CO.                     NO            0.12
                                                                                BEVERLY HILLS
                                                                                ENTERTAINMENT             NO            0.12
                                                                                BKN INTERNA
                                                                                CIONA,INC.                NO            0.27
                                                                                BKN TELEVISION
                                                                                SALES,S.A.                NO            0.20
                                                                                BUENAVISTA
                                                                                INTERNATIONAL
                                                                                INC.                      NO            0.46
                                                                                CANAL + DA                NO            0.30
                                                                                CANAL + DISTRI
                                                                                BUTION                    NO            0.55
                                                                                CARSEY WERNER
                                                                                DISTRIBUTION,INC.         NO            0.09
                                                                                CBS BROADCAST
                                                                                INTERNATIONAL             NO            1.68
                                                                                CDC UNITED
                                                                                NETWORK                   NO            0.13
                                                                                CINAR FILMS, INC.         NO            0.66
                                                                                CLOVERWAY, INC.           NO            0.10
                                                                                CONSTELLATION
                                                                                PICTURES, INC.            NO            1.76
                                                                                CHILDREN'S TELE
                                                                                VISION WORK               NO            0.10
                                                                                DARGAUD MARINA            NO            0.10
                                                                                DREAMWORKS                NO            0.81
                                                                                ENOKI FILMS,
                                                                                LTD.                      NO            0.27
                                                                                ENTHEOS GROUP,
                                                                                LLC.                      NO            0.38
                                                                                EVERGREEN ENTER
                                                                                TAINMENT CORP.            NO            0.23
                                                                                FIREWORKS INTER
                                                                                NATIONAL                  NO            0.67
                                                                                FREMANTLE INTER
                                                                                NATIONAL DISTRI
                                                                                BUTION, LTD.              NO            0.76
                                                                                HALLMARK ENTER
                                                                                TAINMENT DISTRI
                                                                                BUTION, CO.               NO            0.36
                                                                                HASBRO, INC.              NO            0.12
                                                                                HEARTS
                                                                                ENTERTAINMENT,
                                                                                INC.                      NO            0.38
                                                                                HIGHPOINT
                                                                                PRODUCTIONS INC.          NO            0.42
                                                                                INDEPENDENT
                                                                                INTERNATIONAL
                                                                                T.V. INC.                 NO            3.03
                                                                                LUCASFILM, LTD.           NO            0.54
                                                                                MAYFAIR ENTER
                                                                                TAINMENT INC.             NO            0.14
                                                                                MGM/UA TELECOM
                                                                                MUNICATIONS, INC.         NO            2.14
                                                                                MORGAN CREEK
                                                                                INTERNATIONAL             NO            0.75
                                                                                MOVIEMEX INTER
                                                                                NATIONAL, INC.            NO            0.10
                                                                                MTV NETWORKS A
                                                                                DIVISION OF VIACOM
                                                                                INT.                      NO            1.68
                                                                                MULTIMEDIA GROUP
                                                                                OF CANADA                 NO            0.31
                                                                                NBC INTERNATIONAL         NO            0.87
                                                                                NELVANA INTERNA
                                                                                TIONAL, LIMITED           NO            0.49
                                                                                NEW LATIN IMAGE
                                                                                CORPORATION               NO            0.40
                                                                                NGTV INTERNATIO
                                                                                NAL, LTD.                 NO            0.18
                                                                                UN IMAGE INCOR
                                                                                PORATED                   NO            0.34
                                                                                PARAMOUNT
                                                                                PICTURES , CORP.          NO            6.83
                                                                                RCN TELEVISION,
                                                                                S.A.                      NO            0.94
                                                                                ROSE ENTERTAIN
                                                                                MENT, INC.                NO            0.16
                                                                                RYSHER ENTER
                                                                                TAINMENT, INC.            NO            0.56
                                                                                SABAN INTERNA
                                                                                TIONAL, N.V.              NO            0.10
                                                                                SALSA
                                                                                DISTRIBUTION              NO            0.51
                                                                                SALSA ENTER
                                                                                TAINMENT,INC.             NO            0.55
                                                                                SESAME WORKSHOP           NO            0.26
                                                                                SONY CORPORA
                                                                                TION OF AMERICA           NO           11.60
                                                                                SPI INTERNATIO
                                                                                NAL, INC.                 NO            0.34
                                                                                STUDIOCANAL IMAGE         NO            0.24
                                                                                SUNBOW ENTER
                                                                                TAINMENT                  NO            0.31
                                                                                TELEVISION FILM
                                                                                DISTRIBUTION              NO            0.63
                                                                                TELEVIX ENTERTAIN
                                                                                MENT                      NO            0.12
                                                                                TEPUY INTER
                                                                                NATIONAL, INC.            NO            1.72
                                                                                TF1 INTERNATIONAL         NO            0.09
                                                                                THE FREMANTLE
                                                                                CORPORATION               NO            0.18
                                                                                TOEI ANIMATION
                                                                                CO., LTD                  NO            1.10
                                                                                TOP ENTERTAINMENT
                                                                                PRODUCTS, INC.            NO            0.25
                                                                                TURNER INTER
                                                                                NATIONAL,INC.             NO            0.25
                                                                                TWENTIETH CEN
                                                                                TURY FOX, INC.            NO            4.72
                                                                                UNIVERSAL STUDIOS
                                                                                INTERNATIONAL, B.V.       NO            9.68
                                                                                VENEVISION INTER
                                                                                NATIONAL, LTD.            NO            1.04
                                                                                VENTURA FILM
                                                                                DISTRIBUTORS BV           NO            1.30
                                                                                WARNER BROS.
                                                                                INTERNATIONAL
                                                                                TELEVISION                NO           14.14
                                                                                WHILAND COMPANY           NO            2.32
                                                                                WORLD EVENTS
                                                                                LLC.                      NO            0.05
                                                                                WORDLDIVISION
                                                                                ENTERPRISES, INC.         NO            1.53
                                                                                XYSTUS, LLC.              NO            0.33
                                                                                ZACH MOTION
                                                                                PICTURES,INC.             NO            0.31
                                                                                GLOBAL PROGRA
                                                                                MMING NETWORK             NO            0.09
                                                                                OTHER                                   1.59
COAXIAL CABLE RG              NACIONAL DE
                              CONDUCTORES,
                              S.A. DE C.V.                                                                             34.29
PLASTIC STAPLE                TV CABLE DE
                              COLOTLAN, S.A. C.V.                                                                       0.16
SINGLE  TELEGRIP              CORPODISENO DE
                              HERRAJES, S.A.                                                                            0.40
IDENTIFICATION PLAQUE         RIVANDI, S.A. DE C.V.                                                                     0.36
                                                        HILTI  BOLT             HILTI  MEXICANA,
                                                                                S.A. DE C.V.              NO            0.19
                                                        SWITCH                  CABLENETWORK
                                                                                MEXICO                    NO            0.09
                                                        SWITCH                  DISTRIBUIDORA Y
                                                                                COMERCIALIZADORA          YES           3.20
                                                        TWO OUTLET DEVICE       TVC CORPORATION           YES           0.34
                                                        AC 200 DECODER          MOTOROLA, INC.            NO            3.91
COUCHE PAPER                  DISTRIBUIDORA DE
                              PAPEL                                                                                     0.44
                              PRODUCTORA NAL.
                              DE PAPEL                                                                                  0.40
                                                        COUCHE PAPER            BOWATER INCOR
                                                                                PORATED                   YES           1.10
                                                                                WEB SOURCE                YES           3.50
                                                                                FINNIPAP                  YES          14.80
                                                                                TEMBEC, INC.              YES           4.30
                                                                                BULKLEY DUNTON            YES          21.90
                                                                                FOREST QUEST INC          YES           0.52
                                                                                MYLLLIKOSKI
                                                                                PAPEL                     YES          21.39
                                                                                M REAL                    YES           4.28
                                                                                NORKE CANADA              YES           0.12
                                                                                UPM KYMMENE SEAS          YES           1.46
                                                                                STORAENSO INTE            YES           0.44
PAPER AND IMPRESSION          PRODUCTORA CO
                              MERCIALIZADORA Y
                              EDITORES DE LI
                              BROS , S.A. DE C.V.                                                                       7.04
                              OFFSET
                              MULTICOLOR                                                                               13.87
                              GRAFICAS LA
                              PRENSA, SA DE CV                                                                          0.21
                                                        PAPER AND               EDITORIAL ANTAR
                                                        IMPRESSION              TICA QUEBEC, S.A.         YES           3.03
                                                                                GRUPO OP GRAFICAS
                                                                                S.A.                      YES           0.26
                                                                                PRINTER COLOMBIA
                                                                                NA, S.A.                  YES           1.24
                                                                                GRUPO EDITORIAL
                                                                                MOLINA, S.A.              YES           0.02
                                                                                ST. IVES, INC.            YES           8.24
                                                                                BEST LITHO                YES           0.46
                                                                                EDITORES, S.A.            YES           0.14
                                                                                RR DONELLY                YES           5.46
                                                                                GUAD GRAPHICS             YES           1.87
----------------------------------------------------------------------------------------------------------------------------------


                                                 MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA
GRUPO TELEVISA, S.A.

                                              SALES DISTRIBUTION BY PRODUCT

                                                        ANNEX 11
                                                     DOMESTIC SALES



-------------------------------------------------------------------------------------------------------------------
                                            TOTAL PRODUCTION               NET SALES                     MARKET
                                            ----------------------------------------------------------
               MAIN PRODUCTS                   VOLUME         AMOUNT        VOLUME         AMOUNT         SHARE
                                                                                                           (%)
-------------------------------------------------------------------------------------------------------------------
TELEVISION:
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC) 106
ADVERTISED TIME SOLD (HALF HOURS)                                                7         14,462,191















OTHER INCOME                                                                                  381,080
PROGRAMMING FOR PAY TELEVISION:
SALE OF SIGNALS                                                                               461,800
ADVERTISED TIME SOLD                                                                           76,727
PUBLISHING:
MAGAZINE CIRCULATION                           126,009       1,013,133      55,972            654,405








PUBLISHING                                                                                    514,900
PUBLISHING DISTRIBUTION:                                                    19,034            521,355
------------------------





CABLE TELEVISION:
ANALOGIC AND DIGITAL SERVICE                                                                  921,763
SERVICE INSTALLATION                                                                           13,889
PAY PER VIEW                                                                                    1,698
CHANNEL COMMERCIALIZATION                                                                      23,557
OTHER                                                                                          20,728









RADIO:
ADVERTISED TIME SOLD                                                                          202,227









OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                                               441,738





SPECIAL EVENTS AND SHOW PROMOTION                                                             452,153


NATIONWIDE PAGING SERVICE                                                                     235,933











INTERNET SERVICES                                                                              70,271



DUBBING SERVICES                                                                                4,839



-------------------------------------------------------------------------------------------------------------------
TOTAL                                                          1,013,133                   19,461,254
-------------------------------------------------------------------------------------------------------------------


(TABLE CONT'D)

                                QUARTER:   4                               YEAR:   2003






                                                                           CONSOLIDATED
                                                                         FINAL PRINTING
---------------------------------------------------------------------------------------
                                      MAIN
 --------------------------------------------------------------------------------------
           TRADEMARKS                                 CUSTOMERS

---------------------------------------------------------------------------------------




                                PROCTER & GAMBLE DE MEXICO, S.A. DE C.V.
                                THE COCA-COLA EXPORT COMPANY.
                                UNILEVER DE MEXICO, S.A. DE C.V.
                                SABRITAS, S. DE R.L. DE C.V.
                                BIMBO, S.A. DE C.V.
                                PEPSI COLA MEXICANA, S.A DE C.V.
                                CERVECERIA MODELO, S.A. DE C.V.
                                TELEFONOS DE MEXICO, S.A. DE C.V.
                                DANONE DE MEXICO, S.A. DE C.V.
                                NESTLE MEXICO, S.A. DE C.V.
                                KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                PRODUCCIONES INFOVISION, S.A. DE C.V.
                                KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
                                GENERAL MOTORS DE MEXICO, S. DE R.L. DE C.V.
                                FRABEL, S.A. DE C.V.






 TV Y NOVELAS MAGAZINE,         GENERAL PUBLIC (AUDIENCE)
 TELEGUIA MAGAZINE,             DEALERS
 VANIDADES MAGAZINE             COMMERCIAL CENTERS (MALLS)
 COSMOPOLITAN MAGAZINE
 BIOGRAPHICAL BOOKS
 SOCCERMANIA MAGAZINE
 MEN'S HEALTH MAGAZINE
 CARAS MAGAZINE
 MUY INTERESANTE MAGAZINE
                                VARIOUS
  MAGAZINE:

 "SELECCIONES"  "BIBLIOTECA
 TOLKIEN" "PRINCESAS DE
 PORCELANA" "MAESTRA
 PREESCOLAR"
 "REVISTA DEL CONSUMIDOR"

                                GENERAL PUBLIC
                                OPERADORA MEGACABLE, S.A. DE C.V.
                                CERVECERIA MODELO, S.A. DE C.V.
                                GRUPO WARNER LAMBERT MEXICO, S. DE R.L DE C.V.
                                TELEFONOS DE MEXICO, S.A. DE C.V.
                                DAIMLERCHRYSLER DE MEXICO, S.A. DE C.V.
                                FORD MOTOR COMPANY, S.A. DE C.V.
                                BRISTOL MYERS SQUIBB DE MEXICO, S. DE R.L. DE C.V.
                                KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                BANCO NACIONAL DE MEXICO, S.A.
                                ARENA COMMUNICATIONS, S.A. DE C.V.
                                BAYER DE MEXICO, S.A. DE C.V.
                                BURGER KING MEXICANA, S.A. DE C.V.
                                SONY DE MEXICO, S.A. DE C.V.

                                CERVECERIA MODELO, S.A. DE C.V.
                                ARENA COMMUNICATIONS, S.A. DE C.V.
                                VENTAS Y SERVICIOS AL CONSUMIDOR, S.A. DE C.V.
                                PEGASO PCS, S.A. DE C.V.
                                GIGANTE, S.A. DE C.V.
                                NEXTEL DE MEXICO, S.A. DE C.V.
                                COMERCIAL MEXICANA
                                GENERAL MOTORS DE MEXICO, S. DE R.L. DE C.V.
                                ALESTRA, S. DE R.L. DE C.V.
                                DISTRIBUIDORA KROMA, S.A. DE C.V.


                                CINEMAS DE LA REPUBLICA, S.A. DE C.V.
                                CINEMEX, S.A. DE C.V.
                                CINEMARK DE MEXICO, S.A. DE C.V.
                                CINEPOLIS DEL PAIS, S.A. DE C.V.
                                MULTIMEDIOS CINEMAS, S.A. DE C.V.
                                GENERAL PUBLIC (AUDIENCE)
 AMERICA                        GENERAL PUBLIC (AUDIENCE)
 NECAXA                         FEDERACION MEXICANA DE FUTBOL, A.C.
 REAL SAN LUIS
 SKYTEL                         FERROCARRIL MEXICANO, S.A. DE C.V.
                                BANCO NACIONAL DE MEXICO, S.A.
                                HEWLETT PACKARD DE MEXICO, S.A. DE C.V.
                                COMISION FEDERAL DE ELECTRICIDAD
                                EDS DE MEXICO, S.A. DE C.V.
                                AVANTEL, S.A.
                                FERROSUR, S.A. DE C.V.
                                SECRETARIA DE GOBERNACION
                                SCHERING PLOUGH, S.A. DE C.V..
                                BBVA BANCOMER, S.A.
                                GRUPO NACIONAL PROVINCIAL, S.A.
                                I.B.M. DE MEXICO, S.A.
 ESMAS.COM                      MEDIA CONTACTS, S.A. DE C.V.
                                TELEFONOS DE MEXICO, S.A. DE C.V.
                                MOTOROLA DE MEXICO, S.A.
                                NESTLE MEXICO, S.A. DE C.V.
                                DISTRIBUIDORA ROMARI, S.A. DE C.V.




---------------------------------------------------------------------------------------


                                                 MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA
GRUPO TELEVISA, S.A.
                                              SALES DISTRIBUTION BY PRODUCT

                                                        ANNEX 11
                                                      FOREIGN SALES



--------------------------------------------------------------------------------------------------------------------------
                                             TOTAL PRODUCTION       NET SALES
                                         ----------------------------------------------------
             MAIN PRODUCTS                  VOLUME       AMOUNT       VOLUME       AMOUNT             DESTINATION
--------------------------------------------------------------------------------------------------------------------------
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD                                                              411,530   UNITED STATES OF AMERICA





OTHER INCOME                                                                        62,089   UNITED STATES OF AMERICA
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS                                                                   105,273   SPAIN
                                                                                             ARGENTINA
                                                                                             CHILE
                                                                                             GUATEMALA
PROGRAM LICENSING:                                                                           COLOMBIA
PROGRAMMING AND ROYALTIES                                                        1,630,155   UNITED STATES OF AMERICA
                                                                                             CENTRAL AMERICA
                                                                                             CARIBBEAN
                                                                                             EUROPE
                                                                                             SOUTH AMERICA
                                                                                             AFRICA
                                                                                             ASIA



PUBLISHING:
MAGAZINE CIRCULATION, BOOKS AND
ADVERTISING                                                              22,999    374,468   GUATEMALA AND COSTA RICA
                                                                                             UNITED STATES OF AMERICA
                                                                                             PANAMA
                                                                                             SOUTH AMERICA
                                                                                             CENTRAL AMERICA
PUBLISHING                                                                         242,364
PUBLISHING DISTRIBUTION:                                                 11,826  1,248,252   PANAMA
                                                                                             SOUTH AMERICA



OTHER BUSINESSES:
DUBBING SERVICES                                                                      27,828 UNITED STATES OF AMERICA








--------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                               4,101,959
--------------------------------------------------------------------------------------------------------------------------


(TABLE CONT'D)




                                 QUARTER:   4                              YEAR:   2003






                                                                           CONSOLIDATED
                                                                         FINAL PRINTING
----------------------------------------------------------------------------------------
                                   MAIN
  --------------------------------------------------------------------------------------
            TRADEMARKS                                 CUSTOMERS
----------------------------------------------------------------------------------------


                                 RCN TELEVISION
                                 POWERCORP B.V.
                                 THOMSON BROADCASTING AND MEDIA SOLUTIONS
                                 MASTER CARD INTERNATIONAL GLOBAL MARKETING
                                 CHEIL COMMUNICATIONS,INC.
                                 REYNOLDS CONSUMER PRODUCTS








  TELEVISA                       MCCANN ERICKSON
  TELEVISA                       MINDSHARE
  TELEVISA                       DAYLI AND ASSOCIATES
  TELEVISA                       SPOTPLUS
  TELEVISA                       CARAT, INC.
  TELEVISA                       HORIZON MEDIA, INC.
  TELEVISA                       GREY ADVERTISING, INC.
                                 INITIATIVE MEDIA, INC.
                                 GSD&M ADVERTISING
                                 TBWA CHIAT


  T.V. Y NOVELAS MAGAZINE        GENERAL PUBLIC (AUDIENCE)
  BIOGRAPHICAL BOOKS             DEALERS
  VANIDADES MAGAZINE
  COSMOPOLITAN MAGAZINE
  TU  MAGAZINE

  PINTURAMA DE CHOISY MAGAZINE   GENERAL PUBLIC (AUDIENCE)

  ARTE EN REPUJADOS MAGAZINE
  ANO CERO MAGAZINE
  ANIMALES DE COMPANIA MAGAZINE
  APRENDE FACIL MAGAZINE

                                 VIDEX INTERNATIONAL, S.A
                                 COLUMBIA TRISTAR INTERNATIONAL TELEVISION
                                 C.B.S. BROADCAST INTERNATIONAL
                                 TWENTIETH CENTURY FOX INTERNATIONAL TELEVISION
                                 TELEVIX ENTERTAINMENT




----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 4    YEAR: 2003
GRUPO TELEVISA, S.A.

             PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE


                                 ANNEX  13
                                                              CONSOLIDATED
                                                             FINAL PRINTING
---------------------------------------------------------------------------

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A. AND ITS SUBSIDIARIES AT DECEMBER 31, 2003, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION                                 AUTHORIZED AMOUNT      EXERCISED AMOUNT        PROGRESS %
-----------                                 -----------------      ----------------        ----------
U.S. DOLLAR DENOMINATED PROJECTS:
---------------------------------

DIGITALIZATION OF THE CABLE
   TELEVISION NETWORK                         U.S.$   15.0           U.S.$   6.9              46%

TECHNICAL EQUIPMENT FOR
  T.V.  STATIONS                                      13.4                   6.9              51%

 INFORMATION TECHNOLOGY
 PROJECTS                                             10.9                   2.1              19%

CAPITAL CONTRIBUTIONS TO
   "TU TV", A JOINT VENTURE
   WITH UNIVISION IN THE
   UNITED STATES                                       5.0                   2.5              50%



MEXICAN PESOS DENOMINATED PROJECTS:
-----------------------------------

SOCCER FACILITIES AND
  IMPROVEMENTS                                  PS.   22.0             PS.   7.5              34%

TECHNICAL EQUIPMENT FOR
  T.V. STATIONS                                       17.1                  10.5              61%


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                      QUARTER:  4      YEAR:   2003
GRUPO TELEVISA, S.A.

    INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

                               ANNEX 14                            CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------
    INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

-------------------------------------------------------------------------------

     MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

     ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON - MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN GAAP, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN GAAP AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

     EFFECTIVE MARCH 1, 2002, THE COMPANY DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS U.S.$300 MILLION SENIOR NOTES DUE 2011 AND ITS U.S.$300 MILLION SENIOR NOTES DUE 2032. CONSEQUENTLY, BEGINNING MARCH 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS).

     THE GROUP'S FINANCIAL STATEMENTS FOR DECEMBER 31, 2002, HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2003, BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2002 WAS 1.0398. HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN GAAP BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR DECEMBER 31, 2002, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR 2002 WOULD HAVE BEEN 1.0515.















-------------------------------------------------------------------------------

                        MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE CODE:                TLEVISA                                                            DATE:     2/26/2004
GRUPO TELEVISA,S.A.

GENERAL DATA OF ISSUER
----------------------------------------------------------------------------------------------------------------------------------

COMPANY'S NAME:                     GRUPO TELEVISA, S.A.
ADDRESS:                            AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           O1210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-20-00
FAX:                                5261-24-94
INTERNET ADDRESS:                   www.televisa.com.mx
                                    -------------------

TAX DATA OF THE ISSUER

----------------------------------------------------------------------------------------------------------------------------------

COMPANY TAX CODE:                   GTE901219GK3
ADDRESS:                            AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           O1210
CITY AND STATE:                     MEXICO, D.F.

RESPONSIBLE FOR PAYMENT

----------------------------------------------------------------------------------------------------------------------------------

NAME:                               C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                            AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           O1210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-25-77
FAX:                                5261-20-43
E-MAIL:                             rglima@televisa.com.mx
                                    ----------------------

EXECUTIVES DATA

----------------------------------------------------------------------------------------------------------------------------------

BMV POSITION:                       CHAIRMAN OF THE BOARD
POSITION:                           CHAIRMAN OF THE BOARD
NAME:                               SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                            AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                       DOCTORES
ZIP CODE:                           O6724
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5709-42-89
FAX:                                5709-39-88
E-MAIL:                             emilio@televisa.com.mx
                                    ----------------------

----------------------------------------------------------------------------------------------------------------------------------

                        MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE CODE:                TLEVISA                                                            DATE:     2/26/2004
GRUPO TELEVISA,S.A.

----------------------------------------------------------------------------------------------------------------------------------
BMV POSITION:                       GENERAL DIRECTOR
POSITION:                           PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:                               SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                            AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                       DOCTORES
ZIP CODE:                           O6724
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5709-42-89
FAX:                                5709-39-88
E-MAIL:                             emilio@televisa.com.mx
                                    ----------------------

----------------------------------------------------------------------------------------------------------------------------------

BMV POSITION:                       FINANCE DIRECTOR
POSITION:                           CHIEF FINANCIAL OFFICER
NAME:                               LIC. SALVI  FOLCH VIADERO
ADDRESS:                            AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           O1210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-25-80
FAX:                                5261-20-39
E-MAIL:                             sfolch@televisa.com.mx
                                    ----------------------

----------------------------------------------------------------------------------------------------------------------------------

BMV POSITION:                       RESPONSIBLE FOR SENDING CORPORATE INFORMATION THROUGH EMISNET
POSITION:                           DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                               C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                            AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           O1210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-25-77
FAX:                                5261-20-43
E-MAIL:                             rglima@televisa.com.mx
                                    ----------------------

----------------------------------------------------------------------------------------------------------------------------------

BMV POSITION:                       RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION THROUGH EMISNET
POSITION:                           VICE PRESIDENT  OF CORPORATE FINANCE
NAME:                               LIC. ALEXANDRE MOREIRA PENNA
ADDRESS:                            AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           O1210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-24-58
FAX:                                5261-25-24
E-MAIL:                             apenna@televisa.com.mx
                                    ----------------------

----------------------------------------------------------------------------------------------------------------------------------


                        MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE CODE:                TLEVISA                                                            DATE:     2/26/2004
GRUPO TELEVISA,S.A.




----------------------------------------------------------------------------------------------------------------------------------
BMV POSITION:                       RESPONSIBLE FOR LEGAL MATTERS
POSITION:                           VICE PRESIDENT - LEGAL AND GENERAL COUNSEL OF GRUPO TELEVISA
NAME:                               LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                            AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           O1210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-25-85
FAX:                                5261-25-46
E-MAIL:                             jmijares@televisa.com.mx
                                    ------------------------

----------------------------------------------------------------------------------------------------------------------------------

BMV POSITION:                       SECRETARY OF THE BOARD OF DIRECTORS
POSITION:                           SECRETARY OF THE BOARD OF DIRECTORS
NAME:                               LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                            AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           O1210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-25-85
FAX:                                5261-25-46
E-MAIL:                             jmijares@televisa.com.mx
                                    ------------------------

----------------------------------------------------------------------------------------------------------------------------------

BMV POSITION:                       PROSECRETARY OF THE BOARD OF DIRECTORS
POSITION:                           EXTERNAL GENERAL COUNSEL
NAME:                               LIC. RICARDO MALDONADO YANEZ
ADDRESS:                            MONTES URALES # 505, PISO 3
NEIGHBORHOOD:                       LOMAS DE CHAPULTEPEC
ZIP CODE:                           11000
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5201-74-47
FAX:                                5520-10-65
E-MAIL:                             rmaldonado@macf.com.mx
                                    ----------------------

----------------------------------------------------------------------------------------------------------------------------------

BMV POSITION:                       RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:                           DIRECTOR OF INVESTOR RELATIONS
NAME:                               LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                            AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           O1210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-24-46
FAX:                                5261-24-94
E-MAIL:                             mboyance@televisa.com.mx
                                    ------------------------

----------------------------------------------------------------------------------------------------------------------------------


                        MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE CODE:                TLEVISA                                                            DATE:     2/26/2004
GRUPO TELEVISA,S.A.




----------------------------------------------------------------------------------------------------------------------------------
BMV POSITION:                       RESPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET
POSITION:                           SECRETARY OF THE BOARD OF DIRECTORS
NAME:                               LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                            AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           O1210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-25-85
FAX:                                5261-25-46
E-MAIL:                             jmijares@televisa.com.mx
                                    ------------------------

----------------------------------------------------------------------------------------------------------------------------------

BMV POSITION:                       RESPONSIBLE FOR SENDING RELEVANT EVENTS THROUGH EMISNET
POSITION:                           DIRECTOR OF INVESTOR RELATIONS
NAME:                               LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                            AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                       SANTA FE
ZIP CODE:                           O1210
CITY AND STATE:                     MEXICO, D.F.
TELEPHONE:                          5261-24-46
FAX:                                5261-24-94
E-MAIL:                             mboyance@televisa.com.mx
                                    ------------------------

                       MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE CODTLEVISA                                                     DATE:        2/26/2004
GRUPO TELEVISA, S.A.

BOARD OF DIRECTORS

----------------------------------------------------------------------------------------------------------------

POSITION :        PRESIDENT(S)

NAME :            EMILIO FERNANDO AZCARRAGA JEAN

----------------------------------------------------------------------------------------------------------------
POSITION :        VICE PRESIDENT(S)

NAME :            MARIA ASUNCION ARAMBURUZABALA LARREGUI

----------------------------------------------------------------------------------------------------------------
POSITION :        DIRECTOR (S)

NAME :            PEDRO ASPE ARMELLA
NAME :            JULIO BARBA HURTADO
NAME :            JOSE ANTONIO BASTON PATINO
NAME :            ANA PATRICIA BOTIN O'SHEA
NAME :            MANUEL JORGE CUTILLAS COVANI
NAME :            ALFONSO DE ANGOITIA NORIEGA
NAME :            CARLOS FERNANDEZ GONZALEZ
NAME :            BERNARDO GOMEZ MARTINEZ
NAME :            CLAUDIO X. GOZALEZ LAPORTE
NAME :            ROBERTO HERNANDEZ RAMIREZ
NAME :            ENRIQUE KRAUZE KLEINBORT
NAME :            GERMAN LARREA MOTA VELAZCO
NAME :            GILBERTO PEREZALONSO CIFUENTES
NAME :            ALEJANDRO QUINTERO INIGUEZ
NAME :            FERNANDO SENDEROS MESTRE
NAME :            ENRIQUE FRANCISCO J. SENIOR HERNANDEZ
NAME :            LORENZO H. ZAMBRANO TREVINO


----------------------------------------------------------------------------------------------------------------
POSITION :        ALTERNATE DIRECTOR (S)

NAME :            HERBERT ALLEN III
NAME :            JUAN PABLO ANDRADE FRICH
NAME :            LUCRECIA ARAMBURUZABALA LARREGUI
NAME :            FELIX ARAUJO RAMIREZ
NAME :            MAXIMILIANO ARTEAGA CARLEBACH
NAME :            JOAQUIN BALCARCEL SANTA CRUZ
NAME :            JUAN FERNANDO CALVILLO ARMENDARIZ
NAME :            RAFAEL CARABIAS PRINCIPE
NAME :            FRANCISCO JOSE CHEVEZ ROBELO
NAME :            JOSE LUIS FERNANDEZ FERNANDEZ
NAME :            SALVI FOLCH VIADERO
NAME :            LEOPOLDO GOMEZ GONZALEZ BLANCO
NAME :            JOSE ANTONIO LARA DEL OLMO
NAME :            JORGE LUTTEROTH ECHEGOYEN
NAME :            ALBERTO MONTIEL CASTELLANOS
NAME :            RAUL MORALES MEDRANO
NAME :            ALEXANDRE MOREIRA PENNA DA SILVA
NAME :            GUILLERMO NAVA GOMEZ-TAGLE

----------------------------------------------------------------------------------------------------------------
POSITION :        STATUTORY AUDITOR (S)

NAME :            MARIO SALAZAR ERDMANN

----------------------------------------------------------------------------------------------------------------
POSITION :        ALTERNATE STATUTORY AUDITOR (S)

NAME :            JOSE MIGUEL ARRIETA MENDEZ

----------------------------------------------------------------------------------------------------------------
POSITION :        SECRETARY (IES) OF THE BOARD

NAME :            JUAN SEBASTIAN MIJARES ORTEGA


                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GRUPO TELEVISA, S.A.
                                        ------------------------------------
                                               (Registrant)


Dated:  February 27, 2004               By  /s/ Jorge Lutteroth Echegoyen
                                           ---------------------------------
                                        Name:   Jorge Lutteroth Echegoyen
                                        Title:  Controller, Vice-President